Exhibit 2.1

SHARE PURCHASE AGREEMENT

Made as of May 11, 2022

Between

DOMTAR INC.

(the “Vendor”)

and

KRUGER KAMLOOPS PULP L.P.

(the “Purchaser”)

and

KRUGER SPECIALTY PAPERS HOLDING L.P.

(the “Purchaser Guarantor”)

SHARE PURCHASE AGREEMENT

(i)	SHARE PURCHASE AGREEMENT

(ii)	SHARE PURCHASE AGREEMENT

(iii)	SHARE PURCHASE AGREEMENT

(iv)	SHARE PURCHASE AGREEMENT

SHARE PURCHASE AGREEMENT

This Agreement is made as of May 11, 2022, between

BETWEEN:

DOMTAR INC., a Canada Business Corporations Act corporation with a registered address located at 395, boulevard de Maisonneuve Ouest, Montreal, QC H3A 1L6

(the “Vendor”)

AND:

KRUGER KAMLOOPS PULP L.P., a limited partnership formed under the laws of Québec with an address located at 3285 Chemin Bedford, Montreal, Quebec, H3S 1G5

AND:

(the “Purchaser”)

KRUGER SPECIALTY PAPERS HOLDING L.P., a limited partnership formed under the laws of Québec with an address located at 3285 Chemin Bedford, Montreal, Quebec, H3S 1G5

(the “Purchaser Guarantor”)

(collectively, the “Parties” and “Party” means any of them)

RECITALS

A. Karta Halten B.V., together with its affiliates collectively doing business as Paper Excellence (“Paper Excellence”) entered into a Consent Agreement with the Commissioner of Competition, registered on November 18, 2021, pursuant to which Paper Excellence agreed to divest the Business (as that term is defined herein).

B. The Vendor is a wholly-owned subsidiary of Paper Excellence and is the owner of all or substantially all of the assets comprising the Business.

C. Prior to the closing of the transaction contemplated by this Agreement, the Vendor will effect the Pre-Closing Reorganization (as that term is defined herein), pursuant to which the Vendor will transfer the Business to DKP Pulp ULC (the “Corporation”), or its wholly-owned subsidiary DKP Pulp America LLC (the “Subsidiary”), as applicable.

D. The Vendor is the registered and beneficial owner of the Purchased Shares, being all of the issued and outstanding shares of the Corporation.

E. Subsequent to completion of the Pre-Closing Reorganization, the Purchaser wishes to purchase and the Vendor wishes to sell the Purchased Shares on and subject to the terms and conditions of this Agreement.

SHARE PURCHASE AGREEMENT

F. In connection with the Pre-Closing Reorganization, the Vendor has agreed to provide certain transitional support services to the Corporation pursuant to the Transition Services Agreement (as that term is defined herein).

FOR VALUE RECEIVED, the Parties agree as follows:

ARTICLE 1 – INTERPRETATION

Section 1.1 Definitions

In this Agreement:

(1) “Access Easement” has the meaning given to it in Section 5.14.

(2) “Accounting Principles” means those accounting principles, policies, procedures, categorizations, definitions, methods, practices and techniques as set out in Schedule 1.1(2) of the Disclosure Letter.

(3) “Adjustment Amount” means the amount payable by the Purchaser to the Vendor as set out in Section 2.7(1) or the amount payable by the Vendor to the Purchaser as set out in Section 2.7(2), as the case may be.

(4) “Affiliate” of a Person means any Person that directly or indirectly Controls, is Controlled by, or is under common Control with, that Person, and for greater certainty includes a “subsidiary” within the meaning of the Business Corporations Act (British Columbia).

(5) “Agreement” means this Share Purchase Agreement, as amended, supplemented or restated from time to time, including all schedules hereto.

(6) “Applicable Law” means, in respect of any Person, property, transaction, event or other matter, any present or future law, statute, regulation, code, ordinance, principle of common law or equity, municipal by-law, treaty or Order, domestic or foreign, applicable to that Person, property, transaction, event or other matter and, whether or not having the force of law, all applicable requirements, requests, official directives, rules, consents, approvals, authorizations, guidelines, and policies of any Governmental Authority having or purporting to have authority over that Person, property, transaction, event or other matter and regarded by such Governmental Authority as requiring compliance.

(7) “ARC” means an advance ruling certificate issued by the Commissioner under section 102 of the Competition Act in respect of transactions contemplated by this Agreement.

(8) “Asset Purchase Agreement” means the asset purchase agreement to be entered into by the Vendor, the Corporation, Domtar Paper Company LLC and the Subsidiary on or before the Closing Date, substantially in the form of the Draft Asset Purchase Agreement with such updates, changes or revisions made in accordance with Section 5.2(1).

(9) “Base Purchase Price” means $300,000,000.

(10) “Benefit Plans” has the meaning given to it in Section 3.11(1).

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(11) “Black Liquor Tank Adjustment” has the meaning given to it in Section 2.8.

(12) “Black Liquor Tank Failure” means the failure of the 55% strong black liquor tank at the Kamloops Pulp Mill on or about March 11, 2022, as more particularly described on Schedule 1.1(12) of the Disclosure Letter.

(13) “Black Liquor Tank Appropriation Request” means the appropriation request in respect of the repair of the Black Liquor Tank Failure attached to Schedule 1.1(13) of the Disclosure Letter.

(14) “BMO” means BMO Nesbitt Burns Inc.

(15) “Books and Records” means the Financial Records and all other books, records, files and papers of the Business including drawings, engineering information, computer programs (including source code), software programs, manuals and data, sales and advertising materials, sales and purchase correspondence, research and development records, lists of present and former customers and suppliers, personnel, employment and other records, and all records, data and information stored electronically, digitally or on computer-related media, and the minute and share certificate books of the Corporation and its Subsidiary and all records, data and information stored electronically, digitally or on computer-related media.

(16) “Business” means the business of owning and operating the Kamloops Pulp Mill, including the production and selling of NBSK pulp and certain specialty pulp grades.

(17) “Business Day” means a day on which banks are open for business in Vancouver, British Columbia or Montreal, Québec but does not include a Saturday, Sunday and any other day which is a legal holiday in such cities.

(18) “Closing” means the completion of the Purchase on the Closing Date.

(19) “Closing Corporation Transaction Expenses” means the unpaid Corporation Transaction Expenses as of the Measurement Time, prepared in accordance with the Accounting Principles.

(20) “Closing Date” means (a)(i) the date that is the day after the next month-end after the day on which Paper Excellence or the Purchaser receive the last of the Competition Approvals, or (ii) if the date on which Paper Excellence and the Purchaser receive the last of the Competition Approvals is the second last Business Day of a calendar month, the date that is the day after the second month-end following the day on which Paper Excellence or the Purchaser receive the last of the Competition Approvals or (b) such other date as agreed in writing by the Purchaser and the Vendor; provided, however, that if the day on which Paper Excellence and the Purchaser receive the last of the Competition Approvals is the second last Business Day of a calendar month, the Purchaser may elect, by written notice to the Vendor on the same day as the receipt of the last of the Competition Approvals, that the Closing Date be the day after the month-end immediately following the receipt of the last of the Competition Approvals.

(21) “Closing Date Adjustment” means if the Closing occurs after July 1, 2022, an amount equal to the sum of (i) CAD $5,000,000 plus (ii) the product of (A) CAD $10,000,000 multiplied by (B) the number of four-week periods (rounded to the nearest tenth (0.1)) between July 1, 2022 and the Closing.

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(22) “Closing Financial Statements” means the unaudited consolidated balance sheet of the Corporation and its Subsidiary as of the Measurement Time prepared in accordance with the Accounting Principles.

(23) “Closing Net Indebtedness” means the amount of Indebtedness of the Corporation and its Subsidiary as of the Measurement Time as further defined in the Accounting Principles.

(24) “Closing Statements” has the meaning given to it in Section 2.5(1). (25) “Closing Time” means 9:00 a.m. (eastern time) on the Closing Date.

(26) “Closing Working Capital” means the positive or negative amount equal to the Current Assets less the Current Liabilities of the Corporation and its Subsidiary as of the Measurement Time, calculated in a manner consistent with the Accounting Principles.

(27) “Commissioner” means the Commissioner of Competition appointed under the Competition Act or his designee.

(28) “Commissioner Approval” means the receipt by Paper Excellence of the Commissioner’s approval under section 22 of the Consent Agreement of the transactions contemplated by this Agreement on the terms and conditions contemplated hereunder.

(29) “Competition Act” means the Competition Act (Canada).

(30) “Competition Act Approval” means, in respect of the transactions contemplated by this Agreement, the receipt by the Purchaser of an ARC or a NAL.

(31) “Competition Approvals” means, collectively, the Commissioner Approval and the Competition Act Approval.

(32) “Competition Tribunal” means the tribunal established under the Competition Tribunal Act (Canada).

(33) “Completion Date” has the meaning given to it in Section 8.8.

(34) “Computer Systems” means all computer hardware, servers, peripheral equipment, software and firmware, (including operating system, virtualization, runtime, middleware and applications software), databases, raw and processed data, technology infrastructure (including telecommunications equipment), hosted systems, software as a service, platform as a service, infrastructure as a service, and other computer systems and services that are used by or accessible to the Corporation or the Subsidiary to receive, store, process or transmit data to carry on the Business or to carry on its day to day operations and affairs, except those provided pursuant to the Transition Services Agreement.

(35) “Confidentiality Agreement” means the Confidentiality Agreement between the Vendor and Kruger Inc., dated December 23, 2021.

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(36) “Consent” means any consent, approval, waiver or acknowledgement from any Person (other than the Corporation) which is provided for or required in respect of or pursuant to the terms of any Material Contract in connection with the sale of the Purchased Shares to the Purchaser on the terms contemplated in this Agreement, to permit the Corporation and its Subsidiary to carry on the Business in the Ordinary Course of Business after the Closing Date or which is otherwise necessary to permit the Parties to perform their obligations under this Agreement.

(37) “Consent Agreement” the Consent Agreement between Karta Halten B.V. and the Commissioner registered with the Competition Tribunal on November 18, 2021.

(38) “Contaminant” means any solid, liquid, gas, odour, heat, sound, vibration or any combination of any of them resulting directly or indirectly from human activities, the presence of which in the environment causes or may cause an adverse effect on the quality of the environment, and includes any substance, product, element, or matter that is listed or regulated as a “hazardous material”, “hazardous waste”, “dangerous goods”, “waste”, “toxic substance”, “contaminant”, “pollutant”, “deleterious substance” or words of similar import under any Environmental Law.

(39) “Contracts” means all pending and executory contracts, agreements, leases and arrangements (whether oral or written) to which the Corporation or its Subsidiary are a party or by which the Corporation or its Subsidiary or any of their properties or assets or the Business is bound or under which the Corporation or its Subsidiary has rights.

(40) “Control” of a Person by another Person means that the second Person directly or indirectly possesses the power to direct or cause the direction of the management and policies of the first Person, whether through the ownership of securities, by contract or by any other means and “controlled by” and “under common control with” have corresponding meanings.

(41) “Corporation” means DKP Pulp ULC, a corporation subsisting under the laws of British Columbia.

(42) “Corporation Transaction Expenses” means, to the extent not already included in the Closing Working Capital as Current Liabilities, and without duplication, and to the extent not already paid by the Corporation or its Subsidiary prior to the Measurement Time, all amounts incurred by or on behalf of the Corporation or its Subsidiary (or otherwise payable by the Corporation or its Subsidiary at or after the Measurement Time) in connection with the consummation of the transactions contemplated hereby, whether or not accrued and whether payable prior to, on or after the Closing, on account of all bonuses or accelerated benefits (including any retention, change in control, transaction or similar bonuses, incentive and/or severance payments), and obligations for continued benefits, in each case payable to any Employee or consultant or independent contractor of the Corporation in connection with or triggered by the transactions contemplated hereby (other than those arising from actions taken by the Purchaser following the Closing) whether due and payable prior to, at or after the Closing, and all related fees and expenses thereof, plus any payroll, employment or similar Taxes related thereto, but shall not, in all cases, include: (i) the Purchaser’s obligations pursuant to Section 5.10, and (ii) amounts to the extent incurred by the Corporation and the Subsidiary at Purchaser’s written direction after the date hereof. For greater clarity, Corporation Transaction Expenses does not include the costs related to the performance of the Transition Services Agreement, including costs required to exit the Transition Services Agreement and set up the environments to which the Corporation and the Purchaser will migrate to upon exit of the Transition Services Agreement, which shall be the responsibility of the Purchaser.

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(43)	“Current Assets” has the meaning given to it in the Accounting Principles.

(44) “Current Liabilities” has the meaning given to it in the Accounting Principles.

(45) “Damages” means any and all loss, liability, cost, claim, interest, fine, penalty, assessment, damages available at law or in equity, expense, including the costs and expenses of any action, suit, proceeding, judgment, or settlement relating to it (including the reasonable fees and expenses of legal counsel and reasonable costs of investigation), but excluding any punitive, exemplary, incidental, consequential, special or indirect damages (including loss of revenue, diminution in value and any damages based on any type of multiple). For the avoidance of doubt, the foregoing exclusion does not apply to the Damages described in subsection (i) of Section 7.2(f).

(46) “Data Room” means the electronic documentation site established by Datasite LLC on behalf of the Vendor in connection with the sale of the Corporation.

(47) “Deductible” has the meaning given to it in Section 7.4(1).

(48) “Direct Claim” has the meaning given to it in Section 7.5(1).

(49) “Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Vendor to the Purchaser with this Agreement.

(50) “Draft Asset Purchase Agreement” has the meaning given to it in Section 5.2(1).

(51) “Employees” means any and all unionized retirees of the Business, and all active and inactive employees who are employed in connection with the Business on the basis of a written, oral or implied contract of employment, whether of indefinite duration or for a fixed term.

(52) “Employment Laws” means all Applicable Law relating to employment and labour, including those relating to wages, hours of work, employment or labour standards, collective bargaining, labour or industrial relations, pension benefits, human rights, pay equity, employment equity, workers’ compensation or workplace safety and insurance, employer health tax, employment or unemployment insurance, income tax withholdings, Canada Pension Plan and provincial pension plans, occupational health and safety and hazardous substances.

(53) “Encumbrance” means any charge, mortgage, lien, pledge, claim, restriction, security interest or other encumbrance whether created or arising by agreement, statute or otherwise at law, attaching to property, interests or rights and whether or not they constitute specific or floating charges as those terms are understood under the laws of the Province of British Columbia.

(54) “Environmental Claim” means a claim, notice, administrative order, citation, complaint, summons, writ, proceeding or written demand relating to remediation, investigation, monitoring, emergency response, decontamination, restoration or other action under any Environmental Law or any notice, claim, written demand alleging or asserting liability, either

6	SHARE PURCHASE AGREEMENT

direct or indirect, and either in whole or by way of contribution or indemnity, for investigatory, monitoring or cleanup costs, Governmental Authority response costs, damages, personal injuries, fines, penalties or for other relief, and arising out of, based on or resulting from (a) the presence, or Release into the environment, of any Contaminant, or (b) any non-compliance or alleged non-compliance with any Environmental Law.

(55) “Environmental Laws” means all Applicable Law relating to the protection and preservation of the environment (including any living organisms) and the use, storage, presence or Release of Contaminants.

(56) “Environmental Permits” includes all Orders, permits, certificates, approvals, consents, registrations and licences issued by any Governmental Authority under Environmental Laws.

(57) “Estimated Black Liquor Tank Adjustment” has the meaning given to it in Section 2.3(1).

(58) “Estimated Closing Corporation Transaction Expenses” has the meaning given to it in Section 2.3(1).

(59) “Estimated Closing Date Adjustment” has the meaning given to it in Section 2.3(1).

(60) “Estimated Closing Net Indebtedness” has the meaning given to it in Section 2.3(1).

(61) “Estimated Purchase Price” has the meaning given to it in Section 2.3(1).

(62) “Estimated Working Capital Adjustment” has the meaning given to it in Section 2.3(1).

(63) “Excluded Benefit Plans” means those Benefit Plans that cannot be transferred or otherwise assigned to the Corporation pursuant to the Pre-Closing Reorganization, as more particularly listed in Schedule 3.11 of the Disclosure Letter.

(64) “Exclusivity Period” has the meaning given to it in Section 8.3.

(65) “Final Adjusted Purchase Price” has the meaning given to it in Section 2.7(1).

(66) “Finance Lease” of a Person means any lease or other arrangement relating to property which would be required to be accounted for as a finance lease on a balance sheet of that Person if that balance sheet were prepared in accordance with GAAP.

(67) “Financial Records” means all books of account and other financial information of the Business as recorded in the Vendor’s systems under the Kamloops Pulp Mill profit centre.

(68) “Financial Statements” means the unaudited financial statements, comprised of the balance sheet as at December 31, 2019, 2020, and 2021 and the statements of earnings (loss) for the operations of the Business for the fiscal years ended December 31, 2019, 2020, and 2021, copies of which are attached as, copies of which are attached as Schedule 1.1(68) of the Disclosure Letter. For the avoidance of doubt, the Financial Statements are as recorded in the Vendor’s systems under the Kamloops Pulp Mill profit centre.

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(69)	“GAAP” means, at any time, generally accepted accounting principles in the United States of America.

(70) “Good Standing”, when used in reference to a corporation, denotes that such corporation has not been discontinued or dissolved under the laws of its incorporating jurisdiction, that no steps or proceedings have been taken to authorize or require such discontinuance or dissolution and that such corporation has submitted all notices or returns of corporate information and all other filings required by Applicable Law to be submitted by it to any Governmental Authority.

(71) “Governmental Authority” means any domestic or foreign government, including any federal, provincial, state, territorial or municipal government, and any government department, body, ministry, agency, tribunal, commission, board, court, bureau or other authority exercising or purporting to exercise executive, legislative, judicial, regulatory, Tax, or administrative functions of, or pertaining to, government.

(72) “Grandfathered Kamloops Employees” means the group of non-unionized Employees of the Business who, as of the Closing Date, are “grandfathered” members of, and continue to be entitled to participate in and receive retiree benefits under, one or more Benefit Plans providing retiree medical, prescription drug, health, dental or life insurance benefits.

(73) “GST” or “HST” means the goods and services tax and/or harmonized sales tax imposed under the GST Act.

(74) “GST Act” means Part IX of the Excise Tax Act (Canada), as amended.

(75) “Indebtedness” of the Corporation and its Subsidiary means, on a consolidated basis, without duplication:

(a)

all debts and liabilities of the Corporation and its Subsidiary for borrowed money, or indebtedness issued in substitution or exchange for borrowed money (including under any credit facility) including any related prepayment fees, early termination fees, interest and penalties, and similar charges, whether accrued, absolute or contingent;

(b)

all pension and post-retirement and post-employment obligations and liabilities of the Corporation and its Subsidiary including any obligations and liabilities under the Excluded Benefit Plans assumed by the Corporation from the Vendor and its Affiliates in connection with the Pre-Closing Reorganization;

(c)	all Finance Leases of the Corporation and its Subsidiary;

(d)

all debts and liabilities of the Corporation and its Subsidiary representing the deferred acquisition cost of property and services (including the maximum gross amount of any earn-out payments, “seller notes” payable with respect to the acquisition of any entity, business, assets or securities, amounts held back to satisfy potential liabilities in connection with any acquisition, and, to the extent not paid from such holdback amounts, amounts owed in respect of post-closing price true-ups and indemnifications);

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(e)	all obligations of the Corporation and its Subsidiary evidenced by notes, bonds, debentures, promissory notes, mortgages or other similar instruments;

(f)	any obligation in respect of letters of credit, performance bond or bankers’ acceptances (but only to the extent drawn or where the conditions to draw-down have been satisfied);

(g)	all loans due to any related party (within the meaning of the Tax Act), including any shareholder;

(h)	any declared dividend or distributions not paid by the Corporation;

(i)	any intercompany balances due to the Vendor and its Affiliates net of any intercompany balances receivable (including, for the avoidance of doubt, the Subsidiary Promissory Note);

(j)

any Employee severance, change of control bonus, profit sharing, deferred compensation, short term and long term incentive plans or similar obligations that are credited but unpaid as of the Closing together with the employer portion of any employment, payroll or similar Taxes attributable to such amounts (except to the extent included in the calculation of Corporation Transaction Expenses);

(k)	any unpaid income Taxes related to the Pre-Closing Tax Periods and Pre-Closing Straddle Period;

(l)	any governmental grants or schemes that require reimbursement;

(m)	asset retirement obligations and any other environmental liabilities; and

(n)	all interest, fees, prepayment, penalties or other similar obligations with respect to any of the foregoing,

and, for certainty, “Indebtedness” includes the current portion of Indebtedness and does not include any Current Liabilities included in Closing Working Capital and any Corporation Transaction Expenses included in Closing Corporation Transaction Expenses; in each case, as determined in accordance with the Accounting Principles.

(76) “Indemnified Party” means any Person entitled to indemnification under this Agreement.

(77) “Indemnifying Party” means any Person obligated to provide indemnification under this Agreement.

(78) “Indemnity Payment” means the amount of any Damages required to be paid pursuant to Section 7.2 or Section 7.3.

(79) “Independent Accountant” has the meaning given to it in Section 2.6.

(80) “Insurer” means the R&W Insurer or the R&W Excess Insurer, as applicable.

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(81)	“Intellectual Property” means:

(a)

all patents, patent rights, patent applications, reissues, continuations, continuations-in-part, re-examinations, divisional applications and analogous rights to them, and inventions and discoveries owned or used by the Corporation and its Subsidiary in the Business;

(b)

all trademarks, trademark applications and registrations, signs, trade dress, service marks, logos, slogans, brand names and other identifiers of source owned or used by the Corporation and its Subsidiary in the Business;

(c)	all copyrights and copyright applications and registrations owned or used by the Corporation and its Subsidiary in the Business;

(d)

all industrial designs and applications for registration of industrial designs and industrial design rights, design patents and industrial design registrations owned or used by the Corporation and its Subsidiary in the Business;

(e)

all trade names, trade name registrations, business names, corporate names, telephone numbers, domain names, domain name registrations, website names and worldwide web addresses, social media accounts and social media handles and other communication addresses owned or used by the Corporation and its Subsidiary in the Business;

(f)

all Computer Systems, including all documentation relating to them and the latest revisions of all related object and source code for them to the extent in the possession and control of the Corporation and its Subsidiary, owned or used by the Corporation and its Subsidiary in the Business;

(g)

all rights and interests in and to confidential information, trade secrets, designs, know-how, technical information, product formulae and information, manufacturing, engineering and other technical drawings and manuals, technology, blue prints, research and development reports, technical information, technical assistance, engineering data, design and engineering specifications, and similar materials recording or evidencing expertise or information owned or used by the Corporation and its Subsidiary in the Business;

(h)

all other intellectual property rights owned or used by the Corporation and its Subsidiary in carrying on, or arising from the operation of, the Business, and foreign equivalents or counterpart rights, in any jurisdiction throughout the world;

(i)	all licences granted by the Corporation and its Subsidiary of the intellectual property described in paragraphs (a) to (h) above;

(j)	all transferable licences granted to the Corporation and its Subsidiary of the intellectual property described in paragraphs (a) to (h) above; and

(k)	all goodwill associated with any of the foregoing.

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(82) “Interim Financial Statements” means the unaudited profit and loss statement for the operations of the Business for the period January 1, 2022 to February 28, 2022, and the unaudited balance sheet for the operations of the Business as at February 28, 2022, copies of which are attached at Schedule 1.1(82) of the Disclosure Letter. For the avoidance of doubt, the Interim Financial Statements are as recorded in the Vendor’s systems under the Kamloops Pulp Mill profit centre.

(83) “Interim Period” means the period from and including the date of this Agreement to and including the Closing Date.

(84) “Kamloops Pulp Mill” means that pulp mill located at 2005 Mission Flats Road, Kamloops, British Columbia.

(85) “Land Transfer Taxes” means all Taxes payable by the Corporation pursuant to the Property Transfer Tax Act (British Columbia) in respect of the transfer of the Real Properties from the Vendor to the Corporation pursuant to the terms and conditions of the Asset Purchase Agreement.

(86) “Leases” has the meaning given to it in Section 3.6(4)(a).

(87) “Letters of Credit” means the letters of credit listed in Schedule 6.2(10) of the Disclosure Letter.

(88) “Licence” means any licence, permit, authorization, approval or other evidence of authority issued or granted to, conferred upon, or otherwise created for, the Corporation or its Subsidiary by any Governmental Authority.

(89) “LOC” has the meaning given to it in Section 5.14(2).

(90) “Material Contracts” means all Contracts falling within the following categories to which the Corporation or its Subsidiary is a party or its assets or properties are bound:

(a)	any Contract that is reasonably expected to involve payments to or from the Corporation or its Subsidiary in excess of $1,000,000 annually;

(b)	any partnership, joint venture or revenue-sharing Contract;

(c)	all Contracts evidencing Indebtedness of the Corporation or its Subsidiary;

(d)	any Contract that limits the freedom of the Corporation or its Subsidiary to engage in any line of business or to compete with any Person;

(e)	any Contract that includes any “most favored nation” provision favoring a third party;

(f)	any Contract that was entered into outside of the Ordinary Course of Business; and

(g)	any other Contract which is otherwise material to the Corporation or its Subsidiary.

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(91) “Measurement Time” means 11:59 p.m. (eastern time) on the Closing Date or as otherwise defined in the Accounting Principles.

(92) “NAL” means a no action letter sent by the Commissioner to the Purchaser indicating that the Commissioner does not intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement.

(93) “Notice of Claim” has the meaning given to it in Section 7.5(1).

(94) “Notice of Repair Completion” has the meaning given to it in Section 2.8.

(95) “Objection” has the meaning given to it in Section 2.6.

(96) “Offer to Sell” has the meaning given to it in Section 8.2.

(97) “Offeror” has the meaning given to it in Section 8.1.

(98) “Order” means any order, directive, judgment, decree, injunction, decision or ruling, of any Governmental Authority.

(99) “Ordinary Course of Business” means the ordinary and usual course of the routine daily affairs of the Business, consistent with past practice.

(100) “Outside Date” means the last day of the Initial Sale Period as defined in the Consent Agreement, being May 31, 2022 as of the date of this Agreement, as extended from time to time by the Commissioner.

(101) “Paper Excellence” has the meaning given to it in the Recitals of this Agreement.

(102) “Parcel 21” has the meaning given to it in Section 5.14(2).

(103) “Party” or “Parties” has the meaning given to it on the front page of this Agreement.

(104) “Permitted Encumbrances” means:

(a)

statutory Encumbrances for Taxes or other governmental charges not yet due and payable or delinquent or, if overdue, are being contested diligently and in good faith by appropriate proceedings and for which adequate reserves are being maintained and for which appropriate accruals have been established in the Financial Statements in accordance with GAAP;

(b)

statutory liens and deposits or pledges made in connection with, or to secure payment of, worker’s compensation, employment insurance, Canada Pension Plan and provincial pension plan programs mandated under Applicable Law and for which appropriate accruals have been established in accordance with GAAP;

(c)	restrictions on the transfer of securities arising under Applicable Law or under the Corporation’s or its Subsidiary’s articles;

(d)	the rights of counterparties under the Contracts;

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(e)

undetermined or inchoate Encumbrances imposed or permitted by Applicable Law and incurred in the Ordinary Course of Business and in the operation of the Real Property, such as builder’s liens, construction liens, materialmens’ liens and other liens, privileges or other charges of a similar nature that relate to obligations not due or delinquent or, if due and delinquent, are being contested diligently and in good faith by appropriate proceedings and for which adequate reserves are being maintained;

(f)

any reservations or exceptions contained in or implied by statute in the original dispositions from the Crown and grants made by the Crown of any land or interest reserved therein that do not have a material adverse effect on the value of the Real Property or the use of the Real Property or the operation of the Business as currently carried on at such Real Property;

(g)	security given in the Ordinary Course of Business to a public utility or any municipality or governmental or public authority in connection with the operation of the Business or the Real Property;

(h)

all encroachments, overlaps, overhangs, unrecorded servitudes and easements, variations in area or measurement, rights of parties in possession, lack of access or any other matters not of record that would be disclosed by an accurate survey or physical inspection of the Real Property and that do not materially interfere with or affect the value or operation of the Business as currently carried on at such Real Property;

(i)

all permits, servitudes and easements (including conservation easements and public trust easements, rights-of-way, road use agreements, covenants, conditions, restrictions, reservations, licences, other surface agreements and other matters of record) and zoning by-laws and restrictions, ordinances and other restrictions as to the use of real property; provided that they are not of such a nature as to have a material adverse effect on the value or use of the Real Property subject thereto or the operation of the Business as currently carried on at such Real Property;

(j)	other Encumbrances that have not had, and the existence of which would not have, a material adverse effect on the operation of the Business as currently carried on; and

(k)	Encumbrances listed in Schedule 1.1 (104) of the Disclosure Letter.

(105) “Person” is to be broadly interpreted and includes an individual, a partnership, a corporation, a trust, a joint venture, any Governmental Authority or any incorporated or unincorporated entity or association of any nature and the executors, administrators, or other legal representatives of an individual in such capacity.

(106) “Personal Information” means any factual or subjective information, recorded or not, about an individual who is an employee, contractor, agent, consultant, officer, director, executive, client, customer, or supplier of the Corporation, or about any other identifiable individual, including any record that can be manipulated, linked or matched by a reasonably foreseeable method to identify an individual.

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(107) “Post-Closing Straddle Period” has the meaning given to it in Section 5.7(3).

(108) “Post-Closing Tax Period” means:

(a)	any Tax period that commences on or after the Closing Date, and

(b)	a Post-Closing Straddle Period.

(109) “Pre-Closing Gravel Pit Use” means the use prior to the Closing by, or at the direction of, the Vendor or its Affiliates of the gravel pit located on the Real Properties under Sand and Gravel Permit No. G-4-181, including any use disclosed in Schedule 1.1(109) of the Disclosure Letter.

(110) “Pre-Closing Reorganization” has the meaning given to it in Section 5.2.

(111) “Pre-Closing Straddle Period” has the meaning given to it in Section 5.7(3).

(112) “Pre-Closing Tax Period” has the meaning given to it in Section 5.7(1).

(113) “Price” has the meaning given to it in Section 8.2.

(114) “Prime Rate” for any day means the rate of interest expressed as a rate per annum that the Bank of Montreal establishes at its head office in Toronto, Ontario as a reference rate of interest that it will charge on that day for Canadian Dollar demand loans to its corporate customers in Canada and which it at present refers to as its “prime rate”.

(115) “PST” means the tax imposed under the PST Act.

(116) “PST Act” means the Provincial Sales Tax Act (British Columbia).

(117) “Purchase” means the transaction of purchase and sale of the Purchased Shares contemplated by this Agreement.

(118) “Purchase Acceptance” has the meaning given to it in Section 8.4.

(119) “Purchase Notice” has the meaning given to it in Section 8.1(1)(a).

(120) “Purchase Price” has the meaning given to it in Section 2.2.

(121) “Purchased Shares” means all the issued and outstanding shares in the capital of the Corporation, being one thousand (1,000) Common Shares without par value.

(122) “Purchaser’s Indemnified Parties” means the Purchaser, the Purchaser’s Affiliates, the Corporation and their respective directors, officers, employees and agents.

(123) “Purchaser’s Plans” has the meaning given to it in Section 5.10(2).

(124) “Purchaser’s Taxes” has the meaning given to it in Section 5.7(3).

(125) “Purchaser Parties” means, collectively, the Purchaser and the Purchaser Guarantor and “Purchaser Party” means any one of them.

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(126) “R&W Excess Insurer” means Euclid Transactional, LLC, Canadian Branch, as duly authorized agent of Westport Insurance Corporation – Canadian Branch, Aspen Insurance UK Limited, Scor Insurance – Canadian Branch and Zurich Insurance Company Ltd. (Canadian Branch).

(127) “R&W Insurance Policy” means the representation and warranty insurance policy issued by the Insurer and purchased by the Purchaser or the excess representation and warranty insurance policy issued by the R&W Excess Insurer and purchased by the Purchaser, as applicable.

(128) “R&W Insurer” means AIG Insurance Company of Canada.

(129) “Real Properties” has the meaning given to it in Section 3.6(3).

(130) “Recognized Environmental Condition” means a Release of any Contaminant at, in or on the Real Properties prior to the Closing Date, or the migration of such Contaminant from the Real Properties prior to or after the Closing Date.

(131) “Regulatory Approval” means any approval, consent, ruling, authorization, notice, permit or acknowledgement that may be required from any Governmental Authority pursuant to Applicable Law or under the terms of any material Licence or the conditions of any Order in connection with the sale of the Purchased Shares to the Purchaser on the terms contemplated in this Agreement to permit the Corporation and its Subsidiary to carry on the Business in the Ordinary Course of Business after the Closing Date or which is otherwise necessary to permit the Parties to perform their obligations under this Agreement.

(132) “Release” means any release, spill, leak, emission, pumping, injection, deposit, discharge, dispersal, leaching, spraying, abandonment, pouring, emptying, throwing, dumping, placing or exhausting of a Contaminant, and when used as a verb has a like meaning.

(133) “Restricted Activity” has the meaning given to it in Section 5.12(1).

(134) “Retained Lands” has the meaning given to it in Schedule 1.1(134) of the Disclosure Letter.

(135) “Required Consents” has the meaning given to it in Section 3.9(5).

(136) “Statement Date” means the last date accounted for in the Financial Statements, being December 31, 2021.

(137) “Straddle Periods” has the meaning given to it in Section 5.7(2).

(138) “Subject Retained Lands” has the meaning given to it in Section 8.1(1)(a).

(139) “Subsidiary” means DKP Pulp America LLC.

(140) “Subsidiary Promissory Note” means the promissory note issued by the Subsidiary to Domtar Paper Company LLC as part of the Pre-Closing Reorganization.

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(141) “Swap Agreement” means that certain agreement to be entered into by the Vendor and the Purchaser or their Affiliates in accordance with the memorandum of understanding to be entered into by the Vendor and the Purchaser at the Closing.

(142) “Target Working Capital” means $73,400,000.

(143) “Tax” or “Taxes” includes all present and future taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges of any nature imposed by any Governmental Authority, including income, capital (including large corporations), withholding, consumption, sales, use, transfer, goods and services, harmonized sales or other value-added, excise, customs, anti-dumping, countervail, net worth, stamp, registration, franchise, payroll, employment, health, education, business, school, property, local improvement, development, education development and occupation taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and charges, and other assessments or similar charges in the nature of a tax including Canada Pension Plan and provincial pension plan contributions, employment insurance and unemployment insurance premiums and workers compensation premiums, COVID-19 related subsidies, credits, and other such amounts, together with all fines, interest, penalties on or in respect of, or in lieu of or for non- collection or non-payment of, those taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges, whether disputed or not.

(144) “Tax Act” means the Income Tax Act (Canada), the regulations promulgated thereunder, as amended, and any applicable provincial equivalent.

(145) “Tax Returns” means returns, declarations, elections, filings, forms, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information), and including any amendment thereof, filed or required to be filed with any Governmental Authority in connection with the determination, assessment, reassessment, or collection of Taxes of any Person or the administration of any Applicable Law relating to any Taxes.

(146) “Third Party Claim” has the meaning given to it in Section 7.5(1).

(147) “Third Party Offer” has the meaning given to it in Section 8.1.

(148) “Transition Services Agreement” means the Transition Services Agreement to be entered into by the Vendor, Domtar Paper Company LLC, the Corporation, the Subsidiary and the Purchaser immediately prior to the Closing in substantially the form set out in Schedule 1.1(148)) of the Disclosure Letter, with the necessary changes being made to reflect the “Summary of Duration and Costs” included in Schedule 1.1(148) of the Disclosure Letter and such other changes as mutually agreed between the Vendor and the Purchaser, acting reasonably.

(149) “Vendor Transaction Expenses” means the aggregate amount, without duplication, of all amounts incurred, accrued, paid or to be paid by the Vendor in connection with the transactions contemplated hereby, including (i) all fees, costs and expenses incurred by or on behalf of the Vendor, the Corporation or its Subsidiary in connection with (A) the consummation of the transactions contemplated hereby, including the Pre-Closing Reorganization but excluding the performance of the Transition Services Agreement, and (B)

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the preparation, negotiation, execution and delivery of any agreement required to be delivered by the Vendor, Corporation or the Subsidiary hereunder, (ii) all fees, costs, expenses and disbursements of investment banks, financial advisors, legal counsel, accountants and other advisors and service providers payable in connection with or triggered by the transactions contemplated hereunder; and (iii) any assignment, change in control or similar fees expressly payable as a result of the Pre-Closing Reorganization, the execution and delivery of this Agreement or the consummation of the transactions contemplated hereunder. For greater clarity, Vendor Transaction Expenses does not include the costs related to the performance of the Transition Services Agreement, including costs required to exit the Transition Services Agreement and set up the environments to which the Corporation and the Purchaser will migrate to upon exit of the Transition Services Agreement, which shall be the responsibility of the Purchaser. For the avoidance of doubt, Vendor Transaction Expenses includes all fees, costs, expenses and disbursements related to the pre-Closing negotiation and signing of the Transition Services Agreement by the Vendor, the Corporation and its Subsidiary.

(150) “Vendor’s Indemnified Parties” means the Vendor and the Vendor’s Affiliates and their respective directors, officers, employees and agents.

(151) “Vendor’s Taxes” has the meaning given to it in Section 5.7(3).

(152) “Working Capital Adjustment” means the positive or negative amount equal to the Closing Working Capital minus the Target Working Capital.

Section 1.2 Actions on Non-Business Days

If any payment is required to be made or other action (including the giving of notice) is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action will be considered to have been made or taken in compliance with this Agreement if made or taken on the next succeeding Business Day.

Section 1.3 Currency

Except as otherwise expressly provided in this Agreement, all dollar amounts referred to in this Agreement are stated in United States Dollars.

Section 1.4 Calculation of Interest

In calculating interest payable under this Agreement for any period of time, the first day of such period will be included and the last day of such period will be excluded.

Section 1.5 Calculation of Time

In this Agreement, except as otherwise provided, a period of days will be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. Vancouver time on the last day of the period. If any period of time is to expire hereunder on any day that is not a Business Day, the period will be deemed to expire at 5:00 p.m. Vancouver time on the next succeeding Business Day.

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Section 1.6 Made Available to the Purchaser

Any reference in this Agreement to a document or matter being made available to the Purchaser or being provided or disclosed to the Purchaser means (a) that such document or matter has been posted in the Data Room to which the Purchaser has had access; provided that access to the document or matter through the Data Room has been granted to the Purchaser at least one (1) Business Day before the date of this Agreement; (b) any information contained in this Agreement; or (c) any document or information made available to the Purchaser in writing prior to the date of this Agreement or otherwise during the Interim Period as contemplated in Section 5.2.

Section 1.7 Knowledge

Any statement in this Agreement expressed to be made to “the Vendor’s knowledge” or any other similar knowledge qualification will be understood to be made on the basis of the actual knowledge of:

(a)	for the period ending on November 30, 2021, Jean-Claude Allaire, General Manager of the Kamloops Pulp Mill.

(b)	for the period beginning on December 1, 2021 and to the date of this Agreement, Darrel Booker, Operations Manager of the Kamloops Pulp Mill.

Section 1.8 Additional Rules of Interpretation

(1) Gender and Number. In this Agreement, unless the context requires otherwise, words in one gender include all genders and words in the singular include the plural and vice versa.

(2) Headings and Table of Contents. The inclusion in this Agreement of headings of Articles and Sections and the provision of a table of contents are for convenience of reference only and are not intended to be full or precise descriptions of the text to which they refer.

(3) Section References. Unless the context requires otherwise, references in this Agreement to Sections are to sections of this Agreement and to Schedules are to schedules of the Disclosure Letter.

(4) Words of Inclusion. Wherever the words “include”, “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation” and the words following “include”, “includes” or “including” will not be considered to set out an exhaustive list.

(5) Statute References. Unless otherwise indicated, all references in this Agreement to any statute include the regulations under that statute, as such statute and regulations may be amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference in this Agreement to a particular provision will be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith and which are legally binding.

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(6) Writing. References to “in writing”, “written” and similar expressions include material that is printed, handwritten, typewritten, faxed, emailed, or otherwise capable of being visually reproduced at the point of reception.

(7) Document References. All references herein to any Contract, agreement (including this Agreement), document or instrument mean such Contract, agreement, document or instrument as amended, supplemented, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules and exhibits attached thereto.

Section 1.9 Disclosure Letter

The following are the schedules annexed to the Disclosure Letter. For the purposes of this Agreement, information disclosed in any Schedule to the Disclosure Letter will be deemed to be disclosed for all purposes, including disclosure in any other Schedule of the Disclosure Letter.

Schedule 1.1(2)	–	Accounting Principles
Schedule 1.1(12)	–	Black Liquor Tank Failure
Schedule 1.1(13)	–	Black Liquor Tank Appropriation Request
Schedule 1.1(68)	–	Financial Statements
Schedule 1.1(82)	–	Interim Financial Statements
Schedule 1.1(104)	–	Permitted Encumbrances
Schedule 1.1(109)	–	Pre-Closing Gravel Pit Use
Schedule 1.1(134)	–	Retained Lands
Schedule 1.1(148)	–	Transition Services Agreement
Schedule 3.4(5)	–	Debt Obligations and Guarantees
Schedule 3.4(6)	–	Non-Arm’s Length Matters
Schedule 3.4(7)	–	Bank Accounts and Authorizations
Schedule 3.5(2)	–	Tax Reassessments
Schedule 3.6(1)	–	Title to Assets
Schedule 3.6(2)	–	Sufficiency of Assets
Schedule 3.6(3)	–	Real Property Descriptions
Schedule 3.6(4)	–	Leases and Leased Premises
Schedule 3.6(5)	–	Personal Property
Schedule 3.7	–	Environmental Matters
Schedule 3.8(1)	–	Intellectual Property
Schedule 3.8(2)	–	Computer Systems
Schedule 3.9(3)	–	Material Contracts
Schedule 3.9(4)	–	Licences
Schedule 3.9(5)	–	Consents and Regulatory Approvals
Schedule 3.9(6)	–	Insurance
Schedule 3.10(1)	–	Employees
Schedule 3.10(2)	–	Employment Contracts
Schedule 3.10(3)	–	Labour Matters
Schedule 3.11	–	Plans and Benefits
Schedule 3.12(2)	–	Litigation
Schedule 5.18	–	Raw Materials
Schedule 5.2	–	Pre-Closing Reorganization
Schedule 5.2(1)	–	Non-Transferred Contracts
Schedule 5.2(3)	–	Allocation
Schedule 5.12		Thompson-Okanagan Region
Schedule 6.1(12)	–	Releases and Discharges

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The inclusion of information in the Disclosure Letter will not be an admission or acknowledgment that such information is required to be listed in the Disclosure Letter, that such items are material or that such items are within or outside of the Ordinary Course of Business. Furthermore, the inclusion in the Disclosure Letter of information or the exclusion of information from the Disclosure Letter will not establish any level of materiality for purposes of this Agreement. The headings, if any, of the individual sections and subsections of the Disclosure Letter are inserted for convenience only and will not constitute a part thereof or a part of this Agreement. The Schedules to the Disclosure Letter are arranged in sections corresponding to those contained in this Agreement merely for convenience, and the disclosure of an item in one section or subsection of the Schedules to the Disclosure Letter as an exception to any particular covenant, representation or warranty will be deemed adequately disclosed as an exception with respect to all other covenants, representations and warranties to the extent such item is relevant to such other covenants, representations and warranties, and such relevance is reasonably apparent on its face, in each case, notwithstanding the presence or absence of an appropriate section or subsection of the Disclosure Letter with respect to such other covenants, representations and warranties or an appropriate cross reference thereto within the text of this Agreement or the Disclosure Letter. The information and statements contained in the Disclosure Letter are not intended to constitute and will not be construed as constituting, representations, warranties, covenants or agreements of the Vendor except as and to the extent expressly provided in the text of this Agreement.

ARTICLE 2 – PURCHASE AND SALE

Section 2.1 Purchase and Sale of the Purchased Shares

Upon and subject to the terms and conditions of this Agreement, the Vendor will sell and the Purchaser will purchase the Purchased Shares for the Purchase Price.

Section 2.2 Purchase Price

The purchase price payable by the Purchaser to the Vendor for the Purchased Shares (the “Purchase Price”) will be an amount equal to:

(a)	the Base Purchase Price, plus

(b)	the Working Capital Adjustment (whether positive or negative), minus

(c)	the Closing Net Indebtedness, minus

(d)	the Closing Corporation Transaction Expenses, minus

(e)	the Black Liquor Tank Adjustment, minus

(f)	the Closing Date Adjustment.

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Section 2.3 Estimated Purchase Price

(1) At least six (6) Business Days prior to the Closing Date or, if the Competition Approvals are received within six (6) Business Days of the Closing Date, within one (1) Business Day of the receipt of such approvals, the Vendor will deliver to the Purchaser a statement certified by an authorized representative of the Corporation setting out an estimated unaudited consolidated balance sheet of the Corporation and its Subsidiary as of the Measurement Time together with the Vendor’s best estimate of the Purchase Price, including an estimate of the Working Capital Adjustment (the “Estimated Working Capital Adjustment”) and an estimate of the Closing Net Indebtedness (the “Estimated Closing Net Indebtedness”), an estimate of the Closing Corporation Transaction Expenses (the “Estimated Closing Corporation Transaction Expenses”), an estimate of the Black Liquor Tank Adjustment (the “Estimated Black Liquor Tank Adjustment”) and an estimate of the Closing Date Adjustment (the “Estimated Closing Date Adjustment”), all in accordance with the Accounting Principles (the “Estimated Purchase Price”). The Vendor will consider in good faith any comments of the Purchaser received in respect of the Estimated Purchase Price prior to the Closing.

(2) The amount payable by the Purchaser on the Closing Date (the “Closing Date Payment”) on account of the Purchase Price will be equal to the Estimated Purchase Price comprising:

(a)	the Base Purchase Price, plus

(b)	the Estimated Working Capital Adjustment (whether positive or negative), minus

(c)	the Estimated Closing Net Indebtedness, minus

(d)	the Estimated Closing Corporation Transaction Expenses, minus

(e)	the Estimated Black Liquor Tank Adjustment, minus

(f)	the Estimated Closing Date Adjustment.

Section 2.4 Closing Date Payment

(1) The Purchaser will, at the Closing, pay:

(a)	the Closing Date Payment minus the Vendor Transaction Expenses, to the Vendor, or as the Vendor may direct;

(b)	on behalf of the Vendor, the Vendor Transaction Expenses as the Vendor may direct;

(c)	on behalf of the Corporation, the Estimated Closing Corporation Transaction Expenses; and

(d)

as an advance to the Subsidiary, an amount equal to the principal amount of the Subsidiary Promissory Note to the Subsidiary, and the Purchaser and/or the Corporation shall cause the Subsidiary to pay the amounts so advanced to Domtar Paper Company LLC in full and final satisfaction of the Subsidiary Promissory Note on Closing.

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(2) All payments made pursuant to this Section 2.4 are to be made by wire transfer of immediately available funds to an account designated by the receiving party. The Vendor shall provide a flow of funds to the Purchaser setting forth the amounts to be paid pursuant to this Section 2.4 together with the payment instructions at least three (3) Business Days prior to the Closing.

Section 2.5 Preparation of Closing Statements

(1) Following Closing, the Purchaser will prepare and deliver to the Vendor and the Purchaser, within 90 days of the Closing Date, the Closing Financial Statements, together with the calculation of the Purchase Price, Working Capital Adjustment and Closing Net Indebtedness and Closing Corporation Transaction Expenses (collectively, the “Closing Statements”) in accordance with the Accounting Principles and in a format consistent with the sample calculation included in such Accounting Principles.

(2) The Vendor will have 60 days from its receipt of the Closing Statements to review them and during this period the Purchaser will give the Vendor and its representatives such assistance and access to the Financial Records and working papers of the accountants as the Vendor may reasonably request in order to enable the Vendor to reasonably assess the Closing Statements.

(3) If the Vendor does not give a notice of Objection in accordance with Section 2.6, the Vendor will be deemed to have accepted the Closing Statements prepared by the Purchaser and such Closing Statements will be final and binding on the Parties.

Section 2.6 Dispute Settlement

If the Vendor objects to any matter or amount in the Closing Statements, the Vendor will give notice to the Purchaser no later than 60 days after delivery to the Vendor of the Closing Statements (the “Objection”). Any notice given by the Vendor will set out in detail the particulars of the Objection, including the detailed basis of the objection and the amount in dispute. The Parties (excluding, for the purposes of this Section 2.6 the Purchaser Guarantor) will then use reasonable efforts to resolve the Objection within the period ending 60 days following the giving of such notice by the Vendor. If any part of the Objection is not resolved by the Parties by the end of such 60-day period, then the positions of each Party, including each Party’s calculation of each amount in dispute, on any unresolved part of the Objection (the “Independent Accountant Notice”) will be submitted by the Parties to a chartered professional accountant associated with Deloitte LLP, or such other accounting firm of recognized national standing in Canada as agreed between the Parties, which is not the auditor of any of the Parties (the “Independent Accountant”). If the Parties are unable to agree on the Independent Accountant within a further 10 day period, either Party may apply to the British Columbia Supreme Court to appoint the Independent Accountant. The Independent Accountant will, as promptly as practicable (but in any event within 45 days following its appointment), make a determination as to the resolution of the Objection based on written submissions of the Parties given by them to the Independent Accountant and confirm the amount of the Adjustment Amount. The Independent Accountant will be entitled to call for and inspect such working

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papers and other documents and information of the Parties and their respective professional advisors as the Independent Accountant may request. The Independent Accountant will consider only those items and amounts set forth in the Independent Accountant Notice and will resolve all items in dispute in accordance with the terms of this Agreement, provided that the resolution of each item in dispute determined by the Independent Accountant will be between or equal to the position of the Purchaser and Vendor, on each item as set out in the Independent Accountant Notice.

While the Independent Accountant is performing its engagement, the Parties will not communicate with the Independent Accountant on the subject matter of their work relating to this Agreement, except by joint conference call, joint meeting or letter with copy simultaneously delivered to the other Parties. The decision of the Independent Accountant as to the resolution of the Objection with respect to the Closing Statements and the amount of the Adjustment Amount will be final and binding upon the Parties, and will not be subject to appeal, absent manifest error or willful misconduct. The Independent Accountant in determining the issues related to the Objection will act as an expert in accounting, and not as an arbitrator. The Purchaser and the Vendor will each bear their own fees and expenses, including the fees and expenses of their respective accountants or auditors, in preparing or reviewing, as the case may be, the Closing Statements and any Objection. The Purchaser and the Vendor will share equally the fees and expenses of the Independent Accountant.

Section 2.7 Payment of Adjustment Amount

(1) If the Purchase Price as finally determined pursuant to Section 2.5 or Section 2.6 as the case may be (the “Final Adjusted Purchase Price”) is greater than the Estimated Purchase Price, the Purchaser will forthwith pay (or cause to be paid) the amount of the excess to the Vendor by a wire transfer of immediately available funds to an account designated in writing by the Vendor.

(2) If the Final Adjusted Purchase Price is less than the Estimated Purchase Price, the Vendor will forthwith pay (or cause to be paid) the amount of the difference to the Purchaser by a wire transfer of immediately available funds to an account designated in writing by the Purchaser.

(3) Any Adjustment Amount paid under this Section 2.7 will constitute either an increase or decrease, as the case may be, of the Purchase Price for tax purposes, unless otherwise required by Applicable Law.

Section 2.8 Black Liquor Tank Adjustment

Subject to Section 7.2(f), in consideration of the Black Liquor Tank Failure, the Base Purchase Price will be reduced by the U.S. dollars amount equal to CAD$4,000,000 (the “Black Liquor Tank Adjustment”) calculated using the Bank of Canada daily exchange rate for the Closing Date. From and after the Closing, the Purchaser will cause the Corporation to repair the Black Liquor Tank Failure in accordance with all Applicable Law and applicable industry standards. The Purchaser will, upon receipt of the final project review and sign-off certifying completion of the repair of the Black Liquor Tank Failure (the “Notice of Repair Completion”) and will provide such Notice of Repair Completion to the Vendor forthwith.

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ARTICLE 3 – REPRESENTATIONS AND WARRANTIES OF THE VENDOR

The Vendor represents and warrants to the Purchaser as stated below and acknowledges that the Purchaser is relying on the accuracy of each such representation and warranty in entering into this Agreement and completing the Purchase, provided however that the Purchaser acknowledges that the Vendor’s representations and warranties at Section 3.6(1), Section 3.6(2), Section 3.6(3), Section 3.6(4), Section 3.7(1), Section 3.7(2), Section 3.8(1), Section 3.8(2), Section 3.9(3), Section 3.9(4), Section 3.10(2), Section 3.10(3), Section 3.10(4) and Section 3.12(1) are made by the Vendor, and the definitions incorporated therein shall be read, as if the Pre-Closing Reorganization has been completed as at the date of this Agreement.

Section 3.1 Vendor Matters

(1) Status and Capacity of Vendor. The Vendor has been duly incorporated and organized, is a subsisting corporation in Good Standing under the federal laws of Canada and has the corporate power and capacity to dispose of the Purchased Shares and to execute and deliver this Agreement and to consummate the Purchase and otherwise perform its obligations under this Agreement.

(2) Authorization of Purchase. The execution and delivery of this Agreement and the consummation of the Purchase have been duly and validly authorized by all necessary corporate actions on the part of the Vendor and its shareholders.

(3) Enforceability. This Agreement has been duly and validly executed and delivered by the Vendor and is a valid and legally binding obligation of the Vendor enforceable against the Vendor in accordance with its terms, subject only, as to enforcement, to bankruptcy, insolvency and other laws affecting creditors’ rights generally and to general principles of equity.

(4) Title to Shares. The Vendor legally and beneficially owns and controls all of the Purchased Shares with good and marketable title free and clear of any Encumbrances, other than Permitted Encumbrances or Encumbrances listed on Schedule 6.1(12) of the Disclosure Letter that will be released or discharged at Closing.

(5) No Other Purchase Agreements. No Person other than the Purchaser has any written or oral agreement, option, understanding or commitment, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment for:

(a)	the purchase, subscription, allotment or issuance of any of the unissued shares in the capital of the Corporation or its Subsidiary;

(b)	the purchase or other acquisition from the Vendor of any of the Purchased Shares; or

(c)	except pursuant to the Pre-Closing Reorganization, the purchase or other acquisition of any of the assets or properties of the Business other than in the Ordinary Course of Business.

There are no restrictions of any kind on the transfer of any of the Purchased Shares except those set out in the articles of the Corporation.

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(6) Residence. The Vendor is not a non-resident of Canada within the meaning of the Tax Act.

(7) Consent Agreement. Neither the Vendor nor Paper Excellence is in default under the Consent Agreement and there has not occurred any event which, with the lapse of time or giving of notice or both, would constitute a default under the Consent Agreement by the Vendor or by Paper Excellence.

(8) No Conflicts. The execution, delivery and performance by the Vendor of this Agreement and the consummation of the transactions contemplated hereby, do not and will not: (a) result in a violation or breach of any provision of the constating documents of the Vendor; or (b) result in a violation or breach of any provision of any Applicable Law or Order applicable to the Vendor.

Section 3.2 Corporate Matters

(1) Status and Capacity.

(a)

The Corporation has been duly incorporated and organized, is a subsisting corporation in Good Standing under the laws of British Columbia, and has the corporate power and capacity to own or lease its property and to carry on its business as now carried on in each jurisdiction in which it owns or leases property or carries on business.

(b)

The Subsidiary has been duly incorporated and organized, is a subsisting corporation in Good Standing under the laws of Delaware, and has the corporate power and capacity to own or lease its property and to carry on its business as now carried on in each jurisdiction in which it owns or leases property or carries on business.

(2) Qualification.

(a)

The Corporation is registered, licensed or otherwise qualified to carry on business and to own and operate its assets under the laws of British Columbia, being the only jurisdiction in which the nature of the Business or the character, ownership or operation of the Corporation’s assets makes such registration, licensing or qualification necessary under Applicable Law.

(b)

The Subsidiary is registered, licensed or otherwise qualified to carry on business and to own and operate its assets under the laws of Delaware, being the only jurisdiction in which the nature of the Business or the character, ownership or operation of the Subsidiary’s assets makes such registration, licensing or qualification necessary under Applicable Law.

(3) Investments. The Corporation has no “subsidiary” within the meaning of the Business Corporations Act (British Columbia) as in force on the date hereof, other than the Subsidiary and neither the Corporation nor its Subsidiary own, directly or indirectly, any shares or other equity securities of any corporation nor does the Corporation or its Subsidiary have any equity or ownership interest in any business or Person. Neither the Corporation nor its Subsidiary are subject to any obligation or requirement to provide funds to or make any investment in any business or Person by way of loan, capital contribution or otherwise.

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(4) Books and Records. The Books and Records which have been provided to the Purchaser are complete and accurate records in all material respects of the information purported to be reflected therein.

(5) Shareholders’ Agreements, etc. There are no shareholders’ agreements, pooling agreements, voting trusts, proxies or other similar agreements with respect to the ownership or voting of any of the shares of the Corporation or its Subsidiary.

(6) No Conflicts. The consummation of the transactions contemplated hereby, do not and will not: (a) result in a violation or breach of any provision of the constating documents of the Corporation or its Subsidiary; or (b) result in a violation or breach of any provision of any Applicable Law or Order applicable to the Corporation or its Subsidiary.

Section 3.3 Share Capital and Dividends

(1) Authorized and Issued Share Capital. The authorized capital of the Corporation consists of unlimited Common Shares without par value, of which only the Purchased Shares are issued and outstanding. The sole member of the Subsidiary is the Corporation. All of the Purchased Shares have been duly authorized, are validly issued in accordance with Applicable Law and are outstanding as fully paid and non-assessable shares in the capital of the Corporation. None of the Purchased Shares were issued in violation of the articles of incorporation, by laws or other constating documents of the Corporation, any agreement, arrangement or commitment to which the Vendor or the Corporation is a party or is subject to or in violation of any pre-emptive or similar rights of any Person. There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to any shares in the capital of either the Corporation or its Subsidiary or obligating the Vendor or the Corporation or its Subsidiary to issue or sell any shares of, or any other securities or interest in, the Corporation or its Subsidiary.

(2) Dividends. Since the Statement Date, neither the Corporation nor its Subsidiary have authorized, declared or paid any dividends or declared or made any other distribution or return of capital in respect of any of its shares of any class and has not redeemed, purchased or otherwise acquired any of its shares of any class or agreed to do so.

Section 3.4 Financial Matters

(1) Financial Records. Until November 30, 2021 and, to the Vendor’s knowledge, after December 1, 2021, the Financial Records have been maintained in all material respects in accordance with good business and financial practice. The Financial Records:

(a)

present fairly in all material respects the basis for the financial condition and the revenues, expenses and results of operations of the Business shown in the Financial Statements and the Interim Financial Statements; and

(b)	together with all disclosures made in this Agreement, present fairly the financial condition and the revenues, expenses and results of the operations of the Business as of and to the date hereof.

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(2) Financial Statements. The Financial Statements and the Interim Financial Statements have been prepared in accordance with GAAP (except for (i) presentation and note disclosure; and (ii) purchase accounting adjustments resulting from the purchase price allocation exercise related to the November 30, 2021 purchase of Domtar Corporation by Paper Excellence recorded at the corporate level) applied on a basis consistent with financial statements of previous years and periods, and present fairly, in all material respects the assets, liabilities, results of operations of the Business as at December 31, 2019, 2020 and 2021, and as at the date of the Interim Financial Statements, and for the periods to which those statements relate.

(3) Liabilities of the Corporation and its Subsidiary. Until November 30, 2021 and, to the Vendor’s knowledge, after December 1, 2021, the Corporation and its Subsidiary have no liabilities, obligations or commitments of a type required to be reflected on a balance sheet prepared in accordance with GAAP other than:

(a)	the liabilities disclosed, reflected or provided for in the Financial Statements or the Interim Financial Statements;

(b)	liabilities incurred since the date of the Pre-Closing Reorganization which were incurred in the Ordinary Course of Business; and

(c)	other liabilities, obligations or commitments disclosed in this Agreement.

(4) Warranties. The Corporation and its Subsidiary have not given any guarantee or warranty in respect of any of the products sold or the services provided by it, except warranties made in the Ordinary Course of Business pursuant to the Corporation’s and its Subsidiary’s customer contracts, copies of which have been provided to the Purchaser, and except for warranties implied by Applicable Law.

(5) Debt Obligations and Guarantees. Except as disclosed in Schedule 3.4(5) of the Disclosure Letter, neither the Corporation nor its Subsidiary have any liability or obligation for Indebtedness and are not party to or bound by any agreement of guarantee, support, indemnification, assumption, or endorsement of or any similar commitment with respect to the obligations, liabilities (contingent or otherwise) or indebtedness of any other Person.

(6) Non-Arm’s Length Matters. With the exception of the Pre-Closing Reorganization and as disclosed in Schedule 3.4(6) of the Disclosure Letter, the Corporation and its Subsidiary are not a party to or bound by any agreement with, is not indebted to, and no amount is owing to the Corporation or its Subsidiary by the Vendor or any of the Vendor’s Affiliates or any officers, directors, or shareholders of the Corporation or any Person not dealing at arm’s length with any of the foregoing within the meaning of the Tax Act.

(7) Bank Accounts and Authorizations. Attached as Schedule 3.4(7) of the Disclosure Letter is a list of all safe deposit boxes and bank accounts of the Corporation and its Subsidiary, including the names and addresses of the financial institutions at which they are maintained, and the names of all Persons having access or signing authority.

(8) Capital Expenditures. The Corporation and its Subsidiary are not committed to make any capital expenditures, nor have any capital expenditures been authorized by the Corporation or its Subsidiary at any time since the Statement Date, except for capital expenditures made in the Ordinary Course of Business which, in the aggregate, do not exceed CAD$4,500,000.

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(9) Inventories. All inventories and raw materials of the Business reflected in the Financial Statements have been reported in accordance with GAAP. All inventories and raw materials, whether or not reflected in the Financial Statements, consist of a quality and quantity usable and salable in the Ordinary Course of Business consistent with past practise, except for obsolete, damages, defective or slow moving items that have been written off or written down to fair market value or for which adequate reserves have been established.

Section 3.5 Tax Matters

(1) The Corporation and its Subsidiary have paid, accounted for, collected, and remitted all Taxes and instalments on account of Taxes which are due and payable, accountable, collectible, or remittable, as the case may be. Adequate provision has been made in the Financial Statements and the Interim Financial Statements for all Taxes for the periods covered by the Financial Statements and the Interim Financial Statements, respectively. The Corporation and its Subsidiary have no liability for Taxes other than those provided for in the Financial Statements and those arising in the Ordinary Course of Business since the Statement Date. The provision for Taxes in the Closing Financial Statements will constitute an adequate provision for the payment of all Taxes in respect of both any Pre-Closing Tax Period and any Pre-Closing Straddle Period. There are no Encumbrances for Taxes upon the Corporation’s assets (other than Taxes not yet due and payable).

(2) Except as specified in Schedule 3.5(2) of the Disclosure Letter, there are no actions, suits, proceedings, investigations, audits or claims now pending or, to the Vendor’s knowledge, threatened, against the Corporation or its Subsidiary in respect of Taxes and there has at no time within the past five (5) years been a matter under dispute, audit or appeal with any Governmental Authority relating to Taxes. To the Vendor’s knowledge, no threatened, proposed, or actual assessments and/or reassessments of the Corporation’s or its Subsidiary’s Taxes have been issued and are outstanding.

(3) There are no agreements, waivers or other arrangements providing for any extension of time with respect to the filing of any Tax Return or the payment of any Taxes by the Corporation or its Subsidiary or the period for any assessment or reassessment of Taxes.

(4) The Corporation and its Subsidiary have withheld from each amount paid or credited to any Person the amount of Taxes required to be withheld and has remitted such Taxes to the proper Governmental Authority within the time required under Applicable Law.

(5) To the Vendor’s knowledge, no claim has been made by any Governmental Authority in a jurisdiction where the Corporation or its Subsidiary does not presently file Tax Returns that it is or may be subject to taxation by that jurisdiction or is required to file Tax Returns in that jurisdiction.

(6) To the Vendor’s knowledge, there are no threatened, pending, or reasonably foreseeable Encumbrances in respect of Taxes upon the assets of the Corporation.

(7) The Corporation and its Subsidiary (a) are not a party to, bound by, or obligated under any Tax allocation, indemnity, or sharing contract or arrangement, and (b) are not liable for the Taxes of any other Person as a transferee or successor, by contract or otherwise, including under section 191.3 of the Tax Act.

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(8) The Corporation is a taxable Canadian corporation, as defined in the Tax Act.

(9) The Corporation is duly registered under the GST Act.

(10) The Corporation is duly registered under the PST Act.

(11) All input tax credit and similar tax credit or refund or tax paid in error claims by the Corporation for GST Act purposes, and all exemptions claimed under the PST Act, were determined and calculated in accordance with Applicable Law. The Corporation has complied with all registration, accounting, reporting, payment, collection, and remittance requirements in respect of GST and PST.

(12) Neither the Corporation nor the Subsidiary has claimed, from any applicable Governmental Authority, any credits, subsidies, deferred withholding, or any other benefit in respect of COVID-19 in any Pre-Closing Tax Period.

Section 3.6 Property of Corporation

(1) Title to Assets. The Corporation and its Subsidiary, as applicable, are the owners of and have good and marketable title to all of its properties and assets which are not leased by the Corporation or its Subsidiary, including all properties and assets reflected in the Financial Statements and all properties and assets acquired by the Corporation or its Subsidiary after the Statement Date, free and clear of all Encumbrances, except for:

(a)	the properties and assets disposed of, utilized or consumed by the Corporation or its Subsidiary since the Statement Date in the Ordinary Course of Business;

(b)	the Encumbrances disclosed or reflected in the Financial Statements or the Interim Financial Statements; and

(c)	Permitted Encumbrances and the Encumbrances described in Schedule 3.6(1) and Schedule 3.6(3) of the Disclosure Letter.

There are no agreements or commitments to purchase, sell or otherwise transfer property or assets by the Corporation or its Subsidiary, other than in the Ordinary Course of Business.

(2) Sufficiency of Assets. Except as disclosed in Schedule 3.6(2) of the Disclosure Letter, the properties and assets of the Corporation and the Subsidiary, when taken together with the Transition Services Agreement (including the rights granted and services to be performed thereunder), are sufficient in all material respects for the conduct of the Business substantially in the same manner as it was conducted by the Vendor prior to the Pre-Closing Reorganization. The quantities of each item of inventory and raw material of the Corporation and its Subsidiary are consistent with the levels required to operate in the Ordinary Course of Business having regard to current circumstances.

(3) Real Properties.

(a)

Schedule 3.6(3) of the Disclosure Letter lists all real property owned by the Corporation and its Subsidiary and sets forth the legal description and municipal address thereof (collectively, the “Real Properties”).

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(b)

The Corporation is the legal and beneficial owner of, and has good and marketable title in fee simple to, the Real Properties (including all buildings and structures on or appurtenant to the Real Properties), free and clear of any and all Encumbrances, except for:

(i)	Permitted Encumbrances and the Encumbrances described in Schedule 3.6(3) of the Disclosure Letter; and

(ii)

zoning restrictions, easements, encroachments, rights-of-way, reservations and restrictions that run with the land and minor title defects (if any) which do not, in the aggregate, materially adversely affect the validity of title to or the value or marketability of the Real Properties or materially adversely affect the use of the Real Properties as they are presently used in connection with the Business, and the Corporation and the Real Properties are in material compliance with the foregoing Encumbrances. Copies of all documents creating the Encumbrances described in Schedule 3.6(3) of the Disclosure Letter have been provided to the Purchaser.

(c)

There are no agreements, options, contracts or commitments to sell, transfer or otherwise dispose of the Real Properties or which would restrict the ability of the Corporation to transfer the Real Properties.

(d)

No part of the Real Properties has been condemned, appropriated, expropriated or seized or is in the process of being condemned, appropriated, expropriated or seized by any Governmental Authority, and to the Vendor’s knowledge, there is no threatened or impending condemnation, appropriation, expropriation or seizure of any part of the Real Properties.

(e)

Except as disclosed in Schedule 3.6(3) of the Disclosure Letter, the Corporation has not granted any leases, licences, rights of occupation or any other similar rights to any Person in relation to the Real Properties or any portion thereof.

(f)

Except as disclosed in Schedule 3.6(3) of the Disclosure Letter, there are no outstanding work orders from or required by any Governmental Authority and there are no matters under discussion with or by the Vendor or, to the Vendor’s knowledge, the Corporation relating to any work orders for the Real Properties.

(4) Leases and Leased Premises.

(a)

Schedule 3.6(4) of the Disclosure Letter describes all leases or agreements to lease under which the Corporation or its Subsidiary leases any real or immovable property (collectively, the “Leases”). The names of the other parties to the Leases, the description of the leased premises, the term, rent, security deposits, prepaid rent and other amounts payable under the Leases and all renewal options available under the Leases are accurately described in Schedule 3.6(4) of the Disclosure Letter. Copies of the Leases have been provided to the Purchaser.

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(b)

The Corporation is not in default of any of its material obligations under the Leases and, to the Vendor’s knowledge, none of the tenants or other parties to the Leases are in default of any of their obligations under the Leases.

(c)

Except as set forth in Schedule 3.6(4) of the Disclosure Letter, the terms and conditions of the Leases shall not be affected by, nor shall any of the Leases be in default as a result of, the completion of the Purchase.

(5) Personal Property. The Corporation and its Subsidiary are not the lessee of any personal or movable property and are not a party to any conditional sale or other title retention agreement except as disclosed in Schedule 3.6(5) of the Disclosure Letter.

Section 3.7 Environmental Matters.

(1) Compliance with Environmental Laws. Except as disclosed in Schedule 3.7 of the Disclosure Letter, (a) to the Vendor’s knowledge, the Corporation and its Subsidiary, the operation of the Business, the property and the assets owned or used by the Corporation and its Subsidiary for the operation of the Business and the use, maintenance and operation thereof have been and are in compliance in all material respects with all Environmental Laws; and (b) the Corporation and its Subsidiary have not received any written notice of any non-compliance with any Environmental Laws nor have they been convicted of an offence for non-compliance with any Environmental Laws.

(2) Environmental Claims. Except as disclosed in Schedule 3.7 of the Disclosure Letter, there is no pending or, to the Vendor’s knowledge, threatened Environmental Claim against the Corporation or its Subsidiary or any real property owned by the Corporation or its Subsidiary.

(3) Environmental Permits. The Corporation and its Subsidiary (as applicable) have obtained, or are in the process of obtaining, all Environmental Permits necessary to conduct the Business and to own, use and operate the Business on the Real Properties. All such Environmental Permits are listed in Schedule 3.7 of the Disclosure Letter and copies thereof have been provided to the Purchaser. All such Environmental Permits are valid and are in full force and effect, and except as disclosed in Schedule 3.7 of the Disclosure Letter, there have been no material violations thereof and there are no legal proceedings pending or, to the Vendor’s knowledge, threatened to revoke any of them.

(4) Contaminants. Except as disclosed in Schedule 3.7 of the Disclosure Letter, to the Vendor’s knowledge, (a) there are no Contaminants located in, on or under the Real Properties, other than, in each case, in compliance in all material respects with Environmental Laws; and (b) there are no underground storage tanks, pits, lagoons, waste disposal sites, above-ground storage tanks or materials or other assets containing asbestos or polychlorinated biphenyls located on the Real Properties.

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Section 3.8 Intellectual Property and Technology

(1) Intellectual Property.

(a)

Schedule 3.8(1) of the Disclosure Letter lists: (i) all or applied for registered Intellectual Property owned or used by the Corporation and its Subsidiary, including for the operation of the Business; (ii) particulars of all registrations and applications for registration in respect of such Intellectual Property; and (iii) all unregistered Intellectual Property owned by the Corporation and its Subsidiary that is material to the Business.

(b)

The Corporation or its Subsidiary have good and valid title to all of the Intellectual Property, free and clear of any and all Encumbrances other than Permitted Encumbrances, except in the case of any Intellectual Property licensed to the Corporation or its Subsidiary which is disclosed in Schedule 3.8(1) of the Disclosure Letter and which constitutes all of the Intellectual Property licensed by the Corporation or its Subsidiary. Copies of all agreements whereby any rights in any of the Intellectual Property have been granted or licensed to the Corporation or its Subsidiary have been provided to the Purchaser. All such agreements are in good standing and in full force and effect, and no royalty or other fee is required to be paid by the Corporation or its Subsidiary to any other Person in respect of the use of any of the Intellectual Property except as provided in such agreements delivered to the Purchaser. The Corporation and its Subsidiary are not, nor to the Vendor’s knowledge is any other party to any such agreements, in breach of any such agreements.

(c)

Schedule 3.8(1) of the Disclosure Letter lists any agreements whereby any rights in any of the Intellectual Property owned by the Corporation or its Subsidiary have been granted or licensed by the Corporation or its Subsidiary to any other Person. Copies of all such agreements have been provided to the Purchaser.

(d)

Except as disclosed in Schedule 3.8(1) of the Disclosure Letter, there are no restrictions on the ability of the Corporation or its Subsidiary to use and exploit all rights in the Intellectual Property. All statements contained in all applications for registration of the Intellectual Property were true and correct in all material respects as of the date of such applications. Except as disclosed in Schedule 3.8(1) of the Disclosure Letter, each of the trademarks and trade names included in the Intellectual Property is in use.

(e)

The conduct of the Business and the use of the Intellectual Property do not infringe any intellectual property or proprietary right of any other Person, and neither the Corporation nor its Subsidiary have received any notice, complaint, threat or claim alleging infringement or misappropriation of any intellectual property or proprietary right of any other Person. No Person has challenged the validity of any of the registrations or applications for registration of the Intellectual Property or the rights of the Corporation and its Subsidiary to any of the Intellectual Property. To the Vendor’s knowledge, no infringement, misuse or misappropriation of the Intellectual Property owned by the Corporation or its Subsidiary has occurred or is occurring.

(f)

All employees and contractors, at the time they created or developed any Intellectual Property owned by or for the Vendor in connection with the Business prior to the Pre-Closing Reorganization or, following the Pre-Closing Reorganization, the Corporation or its Subsidiary, assigned all rights in such Intellectual Property to the Vendor, the Corporation or its Subsidiary, as applicable, pursuant to written agreements and such employees and contractors have waived all moral rights in and to such Intellectual Property created or developed for the Business.

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(g)

No (i) government funding; (ii) facilities of a university, college, other educational institution or research center; or (iii) funding from any Persons (other than funds received in consideration for shares in the capital of the Corporation or its Subsidiary) was used in the development of the Intellectual Property owned by the Corporation or its Subsidiary.

(h)	The Intellectual Property constitutes all of the intellectual property necessary or required for the proper carrying on of the Business.

(2) Computer Systems.

(a)

The Computer Systems (together with such related services as are presently provided by the Vendor to the Business) adequately meet, in all material respects, the data processing and other computing needs of the Business and operations of the Corporation as presently conducted. To the Vendor’s knowledge, the Computer Systems function, operate, process and compute, in all material respects, in accordance with all Applicable Law and industry standards and are in good operating condition, substantially free of material defects in design, programming and implementation.

(b)

To the Vendor’s knowledge, the Computer Systems are free from viruses and disabling codes and devices, including ransomware, and have not been subject to any unauthorized access, use or intrusion, such as data breaches or email account compromise. The Corporation and its Subsidiary have taken, and will, consistent with past practice, continue to take, steps and implement procedures to ensure, so far as reasonably possible, that such systems are free from the foregoing and will remain so until the Closing Date.

(c)

All the source code for the computer software used in the Corporation’s and its Subsidiary’s Computer Systems (other than unmodified, commercial off-the-shelf computer software generally available to the public or businesses) is in the possession of the Corporation and its Subsidiary or, as disclosed in Schedule 3.8(2) of the Disclosure Letter.

Section 3.9 Conduct of Business

(1) Ordinary Course. From the Statement Date, to the Vendor’s knowledge, the Business has been carried on in the Ordinary Course of Business and, except as disclosed in this Agreement, will be carried on in the Ordinary Course of Business up to the Closing Date.

(2) Restrictions on Doing Business. With the exception of the Consent Agreement, the Corporation and its Subsidiary are not party to or bound by any Contract, agreement or commitment which would restrict or limit its rights to carry on or compete in any business or activity or to solicit business or personnel from any Person.

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(3) Contracts. Schedule 3.9(3) of the Disclosure Letter lists all Material Contracts and copies of all Material Contracts have been provided to the Purchaser. The Corporation and its Subsidiary are not, nor to the Vendor’s knowledge is any other party to any Material Contract, in material default under any Material Contract and there has not occurred any event which, with the lapse of time or giving of notice or both, would constitute a material default under any Material Contract by the Corporation or its Subsidiary or, to the Vendor’s knowledge, any other party to any Material Contract. To the Vendor’s knowledge, each Material Contract is in full force and effect, and the Corporation and its Subsidiary are entitled to the full benefit and advantage of each such Material Contract in accordance with its terms.

(4) Licences. Schedule 3.9(4) of the Disclosure Letter lists all Licences and such Licences are the only licences, permits, authorizations or approvals of a Governmental Authority required for the operation of the Business. Such Licences are held by the Corporation or its Subsidiary free and clear of any Encumbrances other than Permitted Encumbrances. Except as disclosed in Schedule 3.9(4) of the Disclosure Letter, until November 30, 2021 the Business has been conducted and, to the Vendor’s knowledge since December 1, 2021, continues to be conducted by the Corporation and its Subsidiary in all material respects in accordance with all terms and conditions of the Licences and in compliance with Applicable Law. To the Vendor’s knowledge, all the Licences are valid and are in full force and effect, the Corporation and its Subsidiary are not in violation of any material term or provision of any Licence, and no Person has threatened to revoke or amend any Licence.

(5) Consents and Regulatory Approvals. With the exception of Competition Approvals, and except as specified in Schedule 3.9(5) of the Disclosure Letter, neither the Corporation or its Subsidiary nor the Vendor is under any obligation to request or obtain any Consent or Regulatory Approval:

(a)	by virtue of or in connection with the execution, delivery or performance by the Vendor or the Corporation or the Subsidiary of this Agreement or the completion of the Purchase; or

(b)	to avoid the termination of any material Licence or Material Contract or to avoid any material violation, breach or default under the terms of any material Licence or Material Contract.

All Material Contracts and material Licences under which the Corporation or its Subsidiary or the Vendor is obligated to request or obtain any such Consent or Regulatory Approval are identified in Schedule 3.9(5) of the Disclosure Letter (the “Required Consents”).

(6) Insurance. Attached as Schedule 3.9(6) of the Disclosure Letter is a list of all insurance policies applicable to the Corporation and its Subsidiary in respect of their assets, business operations, and employees. All such insurance policies are valid and enforceable and in full force and effect and are underwritten by reputable insurers. Schedule 3.9(6) of the Disclosure Letter sets forth all pending claims under any of such insurance policies and identifies any inspection reports received within the last three (3) years from insurance underwriters as to the condition or insurance value of the insured property and assets. The Vendor is not in default with respect to the payment of any premium or compliance with any material provisions contained in any such insurance policy and has not failed to give any notice of any claim within the appropriate time. Until November 30, 2021 and, to the Vendor’s knowledge, after December 1, 2021, the Corporation and its Subsidiary have not received notice from any of the insurers regarding cancellation or non-renewal of any such insurance policy.

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Section 3.10 Employment Matters

(1) Employees. Schedule 3.10(1) of the Disclosure Letter states the employee identification number, location of employment, job title, length of service, basic salary or wage rate, commissions, bonus entitlements and vacation eligibility of each Employee, and indicates any Employee who is a member of a collective bargaining union, any Employee who is on short- term disability, long-term disability or leave of absence, and indicated pension plan participation type (i.e. defined benefit or defined contribution). Schedule 3.10(1) of the Disclosure Letter also identifies any Employees who have advised the Vendor or the Corporation or its Subsidiary in writing that they will resign or retire as a result of the Purchase or otherwise. To the Vendor’s knowledge, except as set out in Schedule 3.10(1) of the Disclosure Letter, no other Employee is on long-term disability leave, extended absence or receiving benefits pursuant to the Workers Compensation Act (British Columbia) or comparable legislation of any other jurisdiction. The Employees (excluding any and all unionized retirees of the Business) constitute sufficient employees, when taken together with the Transition Services Agreement (including the rights granted and services to be performed thereunder), for the conduct of the Business substantially in the same manner as it was conducted by the Vendor prior to the Pre-Closing Reorganization. From time to time before the Closing, the Vendor will have the right (but not the obligation) to supplement or amend Schedule 3.10(1) of the Disclosure Letter, to reflect any facts, circumstances or events arising after the date hereof.

(2) Employee Contracts. Except as disclosed in Schedule 3.10(2) of the Disclosure Letter, neither the Corporation nor its Subsidiary are party to any employment agreement, consulting contract, agency contract or similar agreement or arrangement which cannot be terminated on reasonable notice. There is no agreement, policy, plan or practice relating to the payment of any retention, change of control, or golden parachute payment, except as disclosed in Schedule 3.10(2) of the Disclosure Letter.

(3) Labour Matters. Except as disclosed in Schedule 3.10(3) of the Disclosure Letter, neither the Corporation nor its Subsidiary are party to or bound by any collective bargaining agreement or other legally binding commitment to any trade union, employee association or similar entity in respect of any Employees, nor is the Corporation or its Subsidiary currently conducting negotiations with any trade union, employee association or similar entity. The Corporation and its Subsidiary have complied in all material respects with all provisions of the collective agreements and other agreements disclosed in Schedule 3.10(3) of the Disclosure Letter and there are no existing or, to the Vendor’s knowledge, threatened, labour strikes, cessations or suspensions of work or labour disputes, lockouts, picketing, boycotts, slow downs, certification applications, grievances, arbitrations, or unfair labour practice complaints affecting the Corporation or the Business.

(4) Employment Laws. Until November 30, 2021 the Business has complied with all Employment Laws and, to the Vendor’s knowledge, since December 1, 2021 the Corporation and its Subsidiary have continued to comply with all Employment Laws and there are no pending or outstanding charges, applications, claims, Orders, investigations, audits or complaints against the Corporation or its Subsidiary under any Employment Laws, nor have there been any charges, applications, claims, Orders or complaints against the Corporation or its Subsidiary under any Employment Laws within the period of three (3) years preceding the date of this Agreement. To the Vendor’s knowledge, there are no outstanding charges or Orders requiring the Corporation or its Subsidiary to comply with Occupational Health and Safety Regulation under the Workers Compensation Act (British Columbia) or comparable legislation of any other jurisdiction.

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Section 3.11 Employee Benefit Plans.

(1) Benefits Plans. Schedule 3.11 of the Disclosure Letter lists the pension, deferred compensation, incentive compensation, retirement, stock option or stock purchase, stock appreciation, phantom stock option, salary continuation, severance, supplemental unemployment, profit sharing, commission, bonus, group insurance, hospitalization, disability, health, welfare, medical, dental, and other similar plans, programs, policies, arrangements, and practices maintained for the benefit of Employees (the “Benefit Plans”), whether established, sponsored, maintained or contributed to by the Vendor or the Corporation or its Subsidiary, other than pursuant to the Canada Pension Plan Act (Canada), the Hospital Insurance Act (British Columbia) and other similar health plans established pursuant to statute. For greater certainty, the Benefit Plans listed in Schedule 3.11 of the Disclosure Letter include the Excluded Benefit Plans.

(2) Material Documentation. Copies of all material documentation establishing or relating to the Benefit Plans or, where such Benefit Plans are oral commitments, written summaries of the terms of such Benefit Plans, and the most recent financial statements and actuarial reports related to the Benefit Plans and all non-routine reports and returns in respect of the Benefit Plans filed with any Governmental Authority within three (3) years prior to the date hereof, and statements of premiums, contributions, or benefits paid by the Vendor or the Corporation or its Subsidiary for each of the past three (3) years to date have been provided to the Purchaser.

(3) Registration and Administration of Pension Plans. The pension plans included in the Benefit Plans are registered under Applicable Law, to the extent that such pension plans are required to be registered under Applicable Law, and are otherwise in material compliance with all Applicable Law. Such pension plans have been administered, funded and invested in all material respects in accordance with their terms and the provisions of Applicable Law. All contributions or premiums required to be made or paid by the Vendor or the Corporation or its Subsidiary to the Benefit Plans have been made or paid in a timely fashion in accordance with the terms of the Benefit Plans and Applicable Law and all applicable collective bargaining agreements. All Employee contributions to the Benefit Plans required to be made by way of authorized payroll deduction have been properly withheld by the Corporation and fully paid into the Benefit Plans.

(4) Benefit Plans and Compliance with Laws. All of the Benefit Plans that are not pension plans have been established and administered in material compliance with their terms and the provisions of all Applicable Law. No Benefit Plan is subject to any current, pending or, to the Vendor’s knowledge, threatened investigation, action or claim (other than routine claims for payment of benefits and appeals thereof) initiated by any Governmental Authority, Employee, beneficiary or dependent covered under any such Benefit Plan. No Benefit Plans, or any insurance contract relating thereto, require or permit a material retroactive increase in premiums or payments, or require additional material premiums or payments on termination of the Benefit Plan or any insurance contact relating thereto. Except as provided in this Agreement, the execution, delivery and performance of this Agreement and the consummation

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of the Arrangement will not (a) result in any material payment (including, without limitation, bonus, golden parachute, retirement, severance, or other benefit or enhanced benefit) becoming due or payable to any of the Employees (present or former), (b) increase the compensation or benefits otherwise payable to any Employee (present or former), or (c) result in the acceleration of the time of payment or vesting of any material benefits or entitlements otherwise available pursuant to any Benefit Plan.

(5) Claims under Benefit Plans. Except as disclosed in Schedule 3.10(3)of the Disclosure Letter, there are no current or pending claims by any Employee covered under the Benefit Plans or by any other Person which allege a breach of fiduciary duties or violation of Applicable Law and, to the Vendor’s knowledge, there is no basis for such a claim.

(6) No Addition of or Change to Benefit Plans. Except as set forth in Section 5.9, neither the Vendor nor the Corporation have made any representations to Employees or any other Persons, nor does there exist any binding undertaking or commitment, to create any additional Benefit Plan or to change or modify any existing Benefit Plan.

Section 3.12 General Matters

(1) Compliance with Laws. The Corporation is, to the Vendor’s knowledge, not in violation in any material respect of any Applicable Law in carrying on the Business.

(2) Litigation. Except for the matters referred to in Schedule 3.12(2) of the Disclosure Letter, before November 30, 2021 and, to the Vendor’s knowledge, since December 1, 2021 there have been no actions, applications, claims, suits or proceedings, judicial or administrative (whether or not purportedly on behalf of the Corporation or its Subsidiary) pending or, to the Vendor’s knowledge, threatened, by or against the Business, the Corporation or its Subsidiary, at law or in equity, or before or by any court or other Governmental Authority, domestic or foreign.

(3) Broker Fees. Other than the engagement of BMO, neither the Vendor nor the Corporation or its Subsidiary has employed any broker, finder, investment banker or other intermediary in connection with the transactions contemplated by this Agreement. BMO is not entitled to a fee or any commission from the Purchaser, the Corporation or the Subsidiary upon consummation of the transactions contemplated hereunder.

(4) US Sales. The Corporation and its Subsidiary had less than $101.0 million in aggregate sales in or into the United States (that is, where title to the products and risk of loss pass within the United States) in 2021.

(5) No Other Representations and Warranties. Except for the representations and warranties contained in this Article 3, none of the Vendor, the Corporation and its Subsidiary or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Vendor or the Corporation and its Subsidiary, including any representation or warranty as to the accuracy or completeness of any information regarding the assets of the Corporation and its Subsidiary furnished or made available to the Purchaser and its representatives (including the Teaser and Confidential Information Presentation prepared by BMO dated December 2021, the Ernst & Young LLP Sell-side Report dated December 17, 2021), any information, documents or material made available to the Purchaser in the Data Room, management presentations or in any other form in expectation of the transactions contemplated hereby or as to the future revenue, profitability or success of the Corporation and its Subsidiary, or any representation or warranty arising from Applicable Law.

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ARTICLE 4 – REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Vendor as stated below and acknowledges that the Vendor is relying on the accuracy of each such representation and warranty in entering into this Agreement and completing the Purchase.

Section 4.1 Status

Each of the Purchaser Parties has been duly formed and organized, is a subsisting limited partnership in Good Standing under the laws of Québec and has full corporate power and capacity to execute and deliver this Agreement and to consummate the Purchase and otherwise perform its obligations under this Agreement.

Section 4.2 Due Authorization

The execution and delivery of this Agreement and the consummation of the Purchase and other transactions contemplated hereunder have been duly and validly authorized by each of the Purchaser Parties and no other corporate proceedings on the part of such Purchaser Party are necessary to authorize this Agreement or the Purchase.

Section 4.3 Enforceability

This Agreement has been duly and validly executed and delivered by each of the Purchaser Parties and is a valid and legally binding agreement of such Purchaser Party enforceable against such Purchaser Party in accordance with its terms, subject only, as to enforcement, to bankruptcy, insolvency and other laws affecting creditors’ rights generally and to general principles of equity.

Section 4.4 No Conflicts, Consents

The execution, delivery and performance by each of the Purchaser Parties of this Agreement and the consummation of the transactions contemplated hereby, do not and will not: (a) result in a violation or breach of any provision of the constating documents of such Purchaser Party; (b) result in a violation or breach of any provision of any Applicable Law or Order applicable to such Purchaser Party; or (c) require the consent, notice to or other action by any Person under any agreement to which such Purchaser Party is a party. No consent, approval, Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to such Purchaser Party in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except for such filings as may be required under the Competition Act and such consents, approvals, Orders, declarations, filings or notices which would not adversely affect or delay such Purchaser Party’s ability to consummate the transactions contemplated hereby.

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Section 4.5 Sufficiency of Funds

The Purchaser will have at the Closing sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement (including any fees and costs associated with the R&W Insurance Policy).

Section 4.6 Legal Proceedings

There are no actions, suits, claims, investigations or other legal proceedings pending or, to the Purchaser’s knowledge, threatened against or by the Purchaser or any Affiliate of the Purchaser that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

Section 4.7 Broker Fees

Other than the engagement of Scotia Capital Inc., neither the Purchaser nor its Affiliates or representatives has employed any broker, finder, investment banker or other intermediary in connection with the transactions contemplated by this Agreement. Scotia Capital Inc. is not entitled to a fee or any commission from the Vendor upon consummation of the transaction.

Section 4.8 Independent Investigation

The Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Corporation, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, Books and Records, and other documents and data of the Vendor and the Corporation for such purpose. The Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, the Purchaser has relied solely upon its own investigation and the express representations and warranties of the Vendor set forth in Article 3 (including the related portions of the Disclosure Letter); and (b) none of the Vendor, the Corporation or any other Person has made any representation or warranty as to the Vendor, the Corporation or this Agreement, except as expressly set forth in Article 3. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall limit the Purchaser’s remedies with respect to any claims of fraud or fraudulent misrepresentation by the Vendor.

Section 4.9 Tax Status

The Purchaser is a “Canadian partnership” within the meaning of the Tax Act.

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ARTICLE 5 – COVENANTS

Section 5.1 General Covenants

Subject to the terms of the Consent Agreement, during the Interim Period, except as otherwise contemplated herein or consented to by the Purchaser in writing (and, for the avoidance of doubt, as otherwise contemplated under the Pre-Closing Reorganization), the Vendor will, and will cause the Corporation to:

(1) Operations. Carry on the Business in the ordinary course in substantially the same manner as previously conducted and take commercially reasonable action to preserve intact its present business organization; (b) use reasonable efforts to keep available the services of its present officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it; and (c) maintain its books, records and accounts in the Ordinary Course of Business;

(2) Insurance. Keep in full force its current insurance policies in respect of the Business without permitting any termination, cancellation or lapse thereof, to enter into replacement policies providing coverage equal to or greater than the coverage under those cancelled, terminated or lapsed for substantially similar premiums;

(3) Inconsistent Activities. Not solicit or encourage any inquiries or proposals or initiate discussions or negotiations with, or provide any information to any third party (other than the Purchaser) concerning, or enter into any transaction involving, the acquisition of all or any part of the shares or business of the Corporation and its Subsidiary and to do or refrain from doing all acts and things in order to satisfy or cause to be satisfied the conditions in Section 6.1 which are within its control;

(4) Combinations or Corporate Reorganizations. With the exception of the Pre-Closing Reorganization described in Schedule 5.2 of the Disclosure Letter, not amalgamate, merge or consolidate with, or acquire any shares or all or substantially all the assets of any Person or otherwise acquire any business; and not to amend or approve any amendment to its constating documents or capital structure, issue or sell, authorize for issuance or sale, or grant options, warrants or rights to subscribe for or purchase, any shares of the Corporation, or otherwise effect any corporate reorganization;

(5) Changes or Dividends. Not make any change in respect of any shares of the Corporation, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of its shares, or redeem or otherwise acquire any shares of the Corporation or its Subsidiary;

(6) Employee Remuneration. Except in the Ordinary Course of Business, not to (a) increase the compensation, or change any material terms and conditions of employment, of any director, officer, Employee, consultant, contractor or agent of the Vendor in respect of the Business, the Corporation or its Subsidiary; (b) improve the Benefit Plans in any manner; (c) pay to or for the benefit of, or agree to pay to or for the benefit of, any director, officer, Employee, consultant, contractor or agent of the Vendor in respect of the Business, the Corporation or its Subsidiary any pension or retirement allowance or other benefit not required by the existing Benefit Plans or Contracts; (d) commit to anything that would constitute a new or renewed Benefit Plan; or (e) amend any of the arrangements referred to in this Section 5.1(6) now in existence;

(7) Capital Expenditures. Not (a) make any capital expenditure in respect of the Business other than pursuant to existing non-cancellable binding commitments disclosed to the Purchaser, (b) enter into any new contract or commitment in respect of the Business (i) other than in respect of capital expenditure projects disclosed to the Purchaser prior to the execution of this Agreement and (ii) for any single capital expenditure in excess of CAD$500,000 or any new capital expenditures in the aggregate in excess of CAD$1,000,000;

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(8) Raw Materials. Maintain levels of inventories and raw materials in respect of the Business as are consistent with the levels required to operate in the Ordinary Course of Business having regard to the production schedule for the Kamloops Pulp Mill and the target amounts of such raw materials as are described in Schedule 5.1(8) of the Disclosure Letter;

(9) Disposition of Assets. Except in the Ordinary Course of Business, not sell, transfer, mortgage or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage or otherwise dispose of or encumber, any properties or assets, real, personal or mixed, of the Business;

(10) Intercompany Business. Not make any change, with the exception of the Pre-Closing Reorganization and except in the Ordinary Course of Business, in the manner of conducting intercompany business with the Vendor or any of its Affiliates; or

(11) Representations and Warranties of the Vendor. Not do anything that would cause any of the representations and warranties of the Vendor under this Agreement to be false or misleading.

Section 5.2 Pre-Closing Reorganization.

(1) During the Interim Period, the Vendor, the Corporation, and the Subsidiary will effect the pre-closing reorganization as more particularly described in this Section 5.2 and Schedule 5.2 of the Disclosure Letter, which will include the sale of all property and assets of the Vendor relating to the Business (other than shares of the Corporation and its Subsidiary and the Contracts listed in Schedule 5.2(1) of the Disclosure Letter) (the “Pre-Closing Reorganization”) pursuant to an asset purchase agreement between the Vendor and the Corporation, a draft of which has been provided to the Purchaser prior to the execution of this Agreement (the “Draft Asset Purchase Agreement”). The Vendor will not modify the Pre- Closing Reorganization or the Draft Asset Purchase Agreement in a manner that adversely affects the Corporation, its Subsidiary or the Purchaser without the prior written approval of the Purchaser, such approval not to be unreasonably withheld or delayed.

(2) The Vendor will transfer the Business to the Corporation and the Subsidiary in accordance with the Pre-Closing Reorganization. The Vendor and the Corporation shall make a joint election pursuant to section 85 of the Tax Act and the corresponding provisions of any applicable provincial legislation in respect of the sale of the assets of the Business to the Corporation in exchange for the Purchased Shares. The Vendor agrees that the agreed amounts under such joint election (the “Agreed Amounts”) shall be the respective fair market values of the subject assets of the Business. The Vendor shall be responsible for preparing the appropriate tax election forms and shall be required to provide such tax election forms to the Purchaser and provide the Purchaser with the opportunity to review and provide reasonable comments in respect thereof. The Vendor shall execute and return forthwith the tax election form to the Purchaser, and the Purchaser shall be solely responsible for filing such tax election form in a timely manner with the appropriate Governmental Authority. Unless otherwise agreed by the parties, the Corporation will add an amount equal to (i) the aggregate Agreed Amounts to the stated capital account maintained for the common shares of the Corporation.

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(3) The Parties acknowledge and agree that the Agreed Amounts shall be jointly determined by the Parties, acting reasonably and fairly, and taking into account any contemporaneous third party valuations that have or will be completed in respect of the assets of the Business (the “Valuation”), and the Parties further acknowledge and agree that such Agreed Amounts shall not be materially different from the amounts determined to be the fair market value of the assets of the Business as set forth in the Valuation. The Agreed Amount so determined for a particular asset shall be the amount set out opposite such asset in the allocation set forth in Schedule 5.2(3) of the Disclosure Letter (the “Allocation”).

(4) The Parties covenant and agree that they shall file their Tax Returns in a manner consistent with the Allocation. Each Party further covenants and agrees that it shall provide the other Party with written notice of any proposed challenge to the Allocation by a Governmental Authority. The Parties undertake to use their best efforts to sustain the Allocation in the context of any such challenge and no Party shall take any action or permit any inaction that would materially and adversely prejudice the other Party’s ability to so sustain the Allocation.

(5) The Vendor shall provide to the Purchaser drafts of all material documents required to implement the Pre-Closing Reorganization as soon as reasonably practicable, and in any case, not less than 5 Business Days prior to the proposed date of the implementation of the Pre- Closing Reorganization. The Purchaser will be permitted, at its cost, to review and comment on such documents and the Vendor shall use reasonable efforts to incorporate such comments to the extent that such comments are not prejudicial to the Vendor.

(6) In connection with the Contracts listed in Schedule 5.2(1) of the Disclosure Letter, following Closing, the Vendor will make commercially reasonable efforts to make introductions to the Purchaser of such parties to facilitate the assignment or novation of such Contracts.

Section 5.3 Interim Period Access to Information

During the Interim Period, the Vendor will, and will cause the Corporation and its Subsidiary to: (a) afford the Purchaser and its representatives reasonable access to and the right to inspect the properties, assets, premises, Books and Records, contracts, agreements and other documents and data related to the Corporation and its Subsidiary; (b) furnish the Purchaser and its representatives with such financial, operating and other data and information related to the Corporation and its Subsidiary as the Purchaser or any of its representatives may reasonably request; and (c) instruct the representatives of the Vendor and the Corporation and its Subsidiary to cooperate with the Purchaser in its investigation of the Corporation and its Subsidiary; provided that any such investigation will be conducted during normal business hours upon reasonable advance notice to the Vendor, under the supervision of the Vendor’s personnel and in such a manner as not to interfere with the normal operations of the Corporation and its Subsidiary or disclose the transaction contemplated hereunder. All requests by the Purchaser for access under this Section 5.3 will be submitted or directed exclusively to BMO or such other individuals as the Vendor may designate in writing from time to time. Notwithstanding anything to the contrary in this Agreement, neither the Vendor nor the Corporation or its Subsidiary will be required to disclose any information to the Purchaser if such disclosure would, in the Vendor’s sole discretion: (x) cause significant competitive harm to the Vendor, the Corporation or its Subsidiary or their respective businesses if the transactions contemplated by this Agreement are not consummated; (y) jeopardize any solicitor-client, litigation or other privilege; or (z) contravene any Applicable Law, fiduciary duty or binding agreement entered into before the date of this Agreement. Before the Closing, without the prior written consent of the Vendor,

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which may be withheld for any reason, the Purchaser will not contact any suppliers to, or customers or employees of, the Corporation or its Subsidiary and the Purchaser will have no right to perform invasive or subsurface investigations of the Real Property. The Purchaser will, and will cause its representatives to, abide by the terms of the Confidentiality Agreement with respect to any access or information provided under this Section 5.3.

Section 5.4 Notification of Certain Matters

During the Interim Period, the Parties shall promptly notify each other of any of the following:

(a)

the occurrence of any event that will result, or has a reasonable prospect of resulting, in the failure to consummate the transactions contemplated hereby on or before the Closing Date or to satisfy a condition precedent in favour of the Purchaser under Section 6.1 or the Vendor under Section 6.2; or

(b)

any notice or other communication from any third party alleging that the consent or waiver of such third party is required in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

Section 5.5 Confidentiality

(1) Notwithstanding anything contained in this Agreement, if the Purchase is not completed for any reason, the Purchaser will hold in strict confidence and will not disclose to any Person or use any confidential information obtained by the Purchaser with respect to the Business and the affairs of the Corporation in accordance with the Confidentiality Agreement.

(2) Subject to Section 12.2, each of the Parties and their respective Affiliates will not disclose this Agreement, or its terms and conditions, to any Person, except that it may be disclosed:

(a)

to such Party’s representatives in the normal course of the performance of their duties, provided that any such representative is advised of the confidential nature of this Agreement and its terms and conditions, and such representatives are subject to customary confidentiality obligations;

(b)	in the case of the Vendor, with the prior written consent of the Purchaser;

(c)	in the case of the Purchaser Parties, with the prior written consent of the Vendor; or

(d)	to the extent required by judicial or administrative process or by other requirements of Applicable Law.

(3) From and after the Closing, the Vendor shall, and shall cause its Affiliates to, hold, and shall use its reasonable best efforts to cause its or their respective representatives to hold, in confidence any and all information, whether written or oral, concerning the Business, except to the extent that the Vendor can show that such information (a) is generally available to and known by the public through no fault of the Vendor, any of its Affiliates or their respective

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representatives; or (b) is lawfully acquired by the Vendor, any of its Affiliates or their respective representatives from and after the Closing from sources who are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If the Vendor or any of its Affiliates or their respective representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Applicable Law, the Vendor shall promptly notify the Purchaser in writing and shall disclose only that portion of such information that the Vendor is advised by its counsel in writing is legally required to be disclosed, provided that the Vendor shall use its reasonable efforts to obtain an appropriate injunction, protective order or other reasonable assurance that confidential treatment will be accorded such information, and provided that all costs and expenses related to any such injunction, protective order or other reasonable assurance shall be the responsibility of the Purchaser.

Section 5.6 Personal Information Privacy

Prior to Closing, the Purchaser will: (a) only collect, use and disclose Personal Information provided by the Vendor or the Corporation and its Subsidiary for purposes relating to the Purchase, including for the purpose of carrying out and completing the Purchase; and (b) protect the security and integrity of all Personal Information disclosed by the Vendor or the Corporation and its Subsidiary using security safeguards appropriate to the sensitivity of such information. The Purchaser will not make any copies of the Personal Information disclosed or otherwise provided to the Purchaser or any excerpts thereof or in any way re-create the substance or contents of such Personal Information if the Purchase is not completed for any reason, and will return all such Personal Information to the Vendor or permanently and irrevocably destroy such information within a reasonable time at the Vendor’s request. After Closing, the Vendor and the Purchaser will: (a) use and disclose the Personal Information under their control solely for the purposes for which such Personal Information was collected and/or permitted to be used or disclosed before the Purchase was completed, unless consent is obtained in accordance with Applicable Law to use or disclose the Personal Information for other purposes; (b) protect the Personal Information under their control using security safeguards appropriate to the sensitivity of the information; and (c) give effect to any withdrawal of consent to collection, use or disclosure of the Personal Information disclosed to the Purchaser by the Vendor or the Corporation or its Subsidiary. If required by Applicable Law, within a reasonable time after Closing, the Vendor will notify all persons whose Personal Information was disclosed, transferred or otherwise provided to the Purchaser that the transaction has occurred and that their Personal Information has been disclosed to the Purchaser.

Section 5.7 Tax Matters

(1) The Vendor will prepare or cause to be prepared in consultation with the Purchaser and file or cause to be filed in a timely manner all Tax Returns for the Corporation and its Subsidiary for all periods ending contemporaneously with, or prior to, the Closing (“Pre-Closing Tax Periods”) which are due prior to the Closing Date. Any such Tax Returns filed during the Interim Period for any Pre-Closing Tax Period will be prepared, and each item thereon treated, in a manner consistent with past practices (including, prior Tax elections and accounting methods or conventions made or utilized by the Corporation or its Subsidiary), except as required by Applicable Law. The Vendor will not claim any discretionary tax deductions (including capital cost allowance) in any Tax Returns that may be required to be filed for the Corporation and its Subsidiary for any Pre-Closing Tax Period. The Vendor will

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submit any such income Tax Returns to the Purchaser for review and comment at least 20 Business Days prior to filing. The Vendor will reflect any comments from the Purchaser on such Tax Returns to the extent that such comments are reasonable, consistent with prior practice and Applicable Law and are received by the Vendor not less than five (5) Business Days before the due date for filing such Tax Returns.

(2) Following Closing, the Purchaser will prepare or cause to be prepared in consultation with the Vendor and file or cause to be filed in a timely manner all Tax Returns for the Corporation or its Subsidiary for all periods beginning before and ending after the Closing Date (“Straddle Periods”) and for all Pre-Closing Tax Periods which are due after the Closing Date. All such Tax Returns will be prepared and filed in a manner that is consistent with past practices (including, prior Tax elections and accounting methods or conventions made or utilized by the Corporation, except as required by Applicable Law). The Purchaser will not claim any discretionary tax deductions (including capital cost allowance) in any Tax Returns that may be required to be filed for the Corporation and its Subsidiary for the portion of any Straddle Period that occur prior to the Closing. The Purchaser will submit any such income Tax Returns to the Vendor for review and comment at least 20 Business Days prior to filing. The Purchaser will reflect any comments from the Vendor on such Tax Returns to the extent that such comments are (i) reasonable, (ii) consistent with prior practice and Applicable Law, (iii) would not be reasonably expected to materially and adversely affect the Purchaser or the Corporation or its Subsidiary after the Closing Date, and (iv) are received by the Purchaser not less than five (5) Business Days before the due date for filing such Tax Returns.

(3) The Vendor will pay or cause to be paid when due and payable all Taxes of the Corporation or its Subsidiary, in respect of any Pre-Closing Tax Period or to the portion of a Straddle Period that falls prior to the Closing (a “Pre-Closing Straddle Period”) in excess of the amounts specifically accrued on the Closing Financial Statements and included in the computation of Closing Working Capital or Closing Indebtedness for purposes of calculating the Adjustment Amount (collectively, the “Vendor’s Taxes”) it being understood and agreed that, notwithstanding any other provision herein to the contrary, such Vendor’s Taxes shall include the Land Transfer Taxes and PST required to be collected by the Vendor in respect of the transfer of taxable assets from the Vendor to the Corporation pursuant to the terms and conditions of the Asset Purchase Agreement and the Purchaser will, subject to Closing, pay or cause to be paid such Taxes for any Tax periods commencing on or after the Closing Date and any portion of a Straddle Period that is subsequent to the Closing (a “Post-Closing Straddle Period”) (collectively, the “Purchaser’s Taxes”). The Parties will treat any such payment of Taxes by the Vendor as an adjustment to the Purchase Price for all Tax purposes, except as required by the Applicable Law.

(4) For the purpose of allocating Tax between a Pre-Closing Straddle Period and a Post- Closing Straddle Period, the Tax liabilities of the Corporation and its Subsidiary will be determined as follows: (i) the amount of any sales or use Taxes, value-added Taxes, employment or payroll Taxes, GST, PST, withholding Taxes, transfer Taxes and any Tax based on or measured by income, receipts or profits earned by the Corporation or its Subsidiary will be apportioned between the Pre-Closing Straddle Period and the Post-Closing Straddle Period based on an interim closing of the books of the Corporation or its Subsidiary immediately before the Closing Date, and (ii) the amount of any other Taxes of the Corporation and its Subsidiary will be apportioned to the Pre-Closing Straddle Period by multiplying the amount of such Taxes for the entire period by a fraction, the numerator of which is the number of days in such period ending immediately prior to the Closing Date and the denominator of which is the number of days in the entire period.

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(5) In connection with the preparation and filing of Tax Returns, audit examinations, and any administrative or judicial proceedings relating to the Tax liabilities imposed on the Corporation or its Subsidiary for all Pre-Closing Tax Periods and Straddle Periods, the Purchaser and Corporation or its Subsidiary, on the one hand, and the Vendor on the other hand, will cooperate fully with each other, including, the furnishing or making available during normal business hours of records, personnel (as reasonably required), books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of claims by a Governmental Authority as to the imposition of Taxes. Any information provided or obtained under this Section 5.7(5) will be kept confidential except as may be otherwise necessary in connection with the filing of Tax Returns or in conducting an audit or other proceeding.

(6) Following Closing, the Purchaser and the Vendor will retain all Books and Records with respect to Taxes pertaining to the Corporation and its Subsidiary in their respective possession (which will include, in the case of the Purchaser, Books and Records in the possession of the Corporation and its Subsidiary) until the later of (i) 90 days after the expiration of the statute of limitations of the Tax periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by the other Party in writing of such extensions for the respective Tax periods prior to such expirations, and (ii) six (6) years following the due date (without extension ) for such Tax Returns.

(7) During the Interim Period, except as otherwise consented to in writing by the Purchaser, the Vendor will cause the Corporation and its Subsidiary to not: (i) make any change in (or make a request to any Governmental Authority to change) any method of reporting income, deductions or account for income Tax purposes, (ii) make any Tax election, information schedule, return or designation, other than in the ordinary course of business consistent with past practice, (iii) change or rescind any Tax election; (iv) settle or compromise any material claim, assessment, reassessment or liability for Taxes, (v) surrender any claim for a refund of Taxes, (vi) consent to a waiver of the statute of limitations with respect to any Taxes, (vii) file any amended Tax Return, (viii) enter into any closing agreement relating to any Taxes, (ix) file any Tax Return in a manner inconsistent with past practice, and/or (x) fail to pay any material Tax that became due and payable (including estimated Tax payments).

(8) The amount of any refund of any Tax of the Corporation or its Subsidiary attributable to any Pre-Closing Tax Period and that is received by the Purchaser or the Corporation and its Subsidiary (not including any refund as a result of a Tax loss triggered in a Post-Closing Tax Period due to depreciation claimed in that period which is then carried back to be applied to income in a Pre-Closing Tax Period) will, only if and to the extent such refund of Taxes is in excess of the amount, if any, reflected for such refund of Taxes as a current asset in the Closing Working Capital, be the property of the Vendor. Accordingly, if any such refund of Taxes is received by the Purchaser of the Corporation after the Closing Date, the Purchaser will pay to the Vendor such refund of Taxes by the fifth day following receipt thereof.

(9) Following Closing, the Purchaser will not (nor will it cause or permit the Corporation or its Subsidiary to) amend, refile or otherwise modify any Tax Return relating in whole or in part to the Corporation or its Subsidiary with respect to: (i) any Pre-Closing Tax Periods without the prior written consent of the Vendor, which consent will not be unreasonably withheld; or (ii) any Straddle Periods without the prior written consent of the Vendor, which consent will not be unreasonably withheld.

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(10) For all Tax purposes, the Purchaser and the Vendor will report the transactions contemplated by this Agreement in a manner consistent with the terms of this Agreement, and all Parties will file their Tax Returns accordingly, except as required by Applicable Law.

Section 5.8 R&W Insurance Policy

(1) The Purchaser will obtain and irrevocably bind coverage under the R&W Insurance Policy, a true and complete bound copy of which will be delivered to the Vendor at least five (5) Business Days prior to the Closing Date. The R&W Insurance Policy will provide that the Insurer may not seek to enforce any subrogation rights the Insurer might have against the Vendor or its Affiliates or their respective directors, officers, employees or agents based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement except in the event of fraud. The Purchaser agrees to pay the total premium for the R&W Insurance Policy in accordance with the terms and conditions of the R&W Insurance Policy.

(2) Notwithstanding the foregoing, the R&W Insurance Policy will further provide that the Insurer will bear all damages incurred by any insured resulting from any counterclaim, cross- claim, or third party demand or action arising out of, resulting from, relating to, or in connection with any assignment or subrogation efforts or actions taken by the Insurer which such counterclaim, cross-claim or third party demand or action arises out of, results from, or relates to (i) the same or similar facts and allegations out of which such assignment or subrogation effort or action arose or would itself constitute a third party claim, and/or (ii) actions taken by the Insurer in connection with such subrogation or assignment efforts or actions, in which event the Insurer will reimburse any insureds for all damages arising out of the subrogation claim, or otherwise incurred by an insured in connection with, arising out of, resulting from or relating to the same facts or allegations out of which such subrogation efforts or actions arose.

(3) The Purchaser will not amend, waive or otherwise modify the R&W Insurance Policy in any manner, including, without limitation effecting any amendment, waiver, or modification, that would allow the Insurer to subrogate or otherwise make or bring any action or proceedings against the Vendor or its Affiliates or their respective directors, officers, employees or agents based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement except in the event of fraud.

(4) Prior to the Closing, the Vendor shall provide, and shall cause the Corporation and its Subsidiary to provide, commercially reasonable cooperation to the Purchaser and the Insurer in connection with the R&W Insurance Policy as reasonably requested by the Purchaser. Following the Closing, the Vendor shall provide such reasonable cooperation to the Purchaser, the Corporation and the Insurer in connection with the Purchaser pursuing claims under the R&W Insurance Policy if reasonably requested by the Purchaser or the Insurer, at the sole cost and expense of the Purchaser.

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Section 5.9 Competition Approvals

The Vendor and the Purchaser will use their best efforts to obtain the Competition Approvals as soon as reasonably practicable and in any event by the Outside Date, including abiding by the timelines set out under Part IV of the Consent Agreement. Without limiting the generality of the foregoing:

(a)

No later than one (1) Business Day following the execution of this Agreement, the Vendor will, or will cause Paper Excellence to, submit the notice described in section 22(b) of the Consent Agreement to the Commissioner explaining how the Purchaser satisfies all of the criteria set out in section 23 of the Consent Agreement, a draft of which document the Vendor has provided to the Purchaser for review and comment in advance of the execution of this Agreement.

(b)

No later than one (1) Business Day following the execution of this Agreement: the Purchaser will file a detailed submission to the Commissioner requesting an ARC or a NAL, a draft of which the Purchaser has provided to the Vendor for review and comment in advance of the execution of this Agreement.

(c)

No later than five (5) Business Days following the execution of this Agreement, the Purchaser and the Vendor will each file their respective notifications under section 114 of the Competition Act in respect of the transactions contemplated by this Agreement.

(d)

The Purchaser will pay 100% of the government filing fees in connection with the Competition Approvals. The Purchaser and the Vendor will be responsible for their respective professional fees in connection with the Competition Approvals.

(e)

The Vendor and the Purchaser will cooperate fully to obtain the Competition Approvals, including by: (i) providing or submitting as promptly as possible all documentation and information that is required by a Governmental Authority and ensuring that such documentation and information does not contain a misrepresentation; (ii) keeping each other fully informed as to the status of and the processes and proceedings relating to obtaining Competition Approvals; (iii) promptly notifying each other of any communication from any Governmental Authority in connection with this Agreement;(iv) responding promptly to all inquiries or requests received from a Governmental Authority in respect of the Competition Act Approval; (v) providing advance copies of all submissions, filings, notices or communications with a Governmental Authority to the other Party and considering any comments from that Party in good faith; (vi) requesting from the Commissioner one or more extensions to the Initial Sale Period (as defined in the Consent Agreement) to the extent required in order to complete the transactions contemplated hereby; and (vii) assisting each other in good faith in the preparation and making of any filings, applications and submissions, including by furnishing to the other Party on a timely basis all information reasonably required by a Party to obtain the Competition Approvals. For certainty, the Vendor may continue to communicate with the Commissioner independently of the Purchaser in any matter, other than in connection with this Agreement.

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(f)

No Party will make any submissions or filings, participate in any meetings, conversations or correspondence with any Governmental Authority in respect of this Agreement unless it consults with the other Party in advance and, to the extent not precluded by such Governmental Authority, gives the other Party the opportunity to review drafts of any submissions, filings or correspondence (including responses to requests for information and inquiries from any Governmental Authority) and will provide the other Party a reasonable opportunity to comment thereon and consider those comments in good faith, and attend and participate in any communications or meetings, and will provide the other Party and its counsel with final copies of all such material submissions, correspondence, filings, presentations, applications, plans, and other material documents submitted to or filed with any Governmental Authority in respect of the Purchase. Despite the foregoing, submissions, filings or other written communications with any Governmental Authority may be redacted as necessary before sharing with the other Party to remove competitively sensitive information, provided that a Party must provide external legal counsel to the other Party non- redacted versions of such draft and final submissions, filings or other written communications on the basis that the redacted information will not be shared with the clients of the receiving external legal counsel.

(g)

The Vendor shall comply, and shall procure that Paper Excellence shall comply, with the reasonable requirements of the monitor appointed pursuant to Part X of the Consent Agreement, and shall notify the Purchaser of any communications between the Vendor or Paper Excellence and such monitor which specifically relate to the provisions of this Agreement or which could be reasonably expected to have a material impact on the Business, the performance by the Parties of their respective obligations under this Agreement or to the consummation of the transactions contemplated hereby and which could reasonably be expected to have a material impact on such performance or consummation.

Section 5.10 Benefit Plan Matters

(1) Except as provided in Section 5.10(2), prior to the Measurement Time, the Vendor will, or will cause the Corporation to, give notice to Employees that their participation in the Excluded Benefit Plans will, to the extent permitted by Applicable Law, cease effective immediately prior to the Measurement Time.

(2) Effective from the Measurement Time and continuing thereafter for one year, the Purchaser will, or will cause the Corporation to, provide the Employees with replacement plans, programs, policies, arrangements, and practices (other than any equity, phantom equity or performance-related incentive or bonus plan), that are no less favourable in the aggregate to the Excluded Benefit Plans (the “Purchaser’s Plans”). For the avoidance of doubt, such obligation does not require the Purchaser to duplicate the long-term disability insurance benefits of Employees who as of the Measurement Time are inactive by reason of disability and are in receipt of, or are eligible to receive, long-term disability benefits under an applicable Excluded Benefit Plan. With respect to Employees who are receiving short-term disability benefits pursuant to the terms of an applicable Excluded Benefit Plan as of the Measurement Time: (i) such Employees will, with respect to same illness or injury and subject to the provisions of the applicable Excluded Benefit Plan, be eligible for coverage under the

49	SHARE PURCHASE AGREEMENT

applicable Excluded Benefit Plan providing long-term disability insurance; and (ii) the Purchaser shall cause the premiums for such coverage to be remitted by the Corporation to the long-term disability insurer. Employees who are receiving long-term disability benefits pursuant to the terms of an applicable Excluded Benefit Plan as of the Measurement Time will remain insured as to their long-term disability insurance benefits under that Excluded Benefit Plan for the length and duration of such Employee’s period of long-term disability subject to Applicable Law and the terms and provisions of that Excluded Benefit Plan. Periods of employment with the Vendor and the Corporation, to the extent recognized under the Excluded Benefit Plans, will be taken into account for purposes of determining, as applicable, eligibility for participation, eligibility for early retirement, subsidy and distributions of any Employee under the Purchaser’s Plans. For greater certainty and notwithstanding the foregoing, subject to compliance with the terms of any collective bargaining agreement or other legally binding commitment to any trade union, employee association or similar entity applicable to unionized Employees, this Section 5.10(2) does not impose any obligation or requirement on the Purchaser or the Corporation to maintain, replicate or duplicate any specific benefit plan carrier or any specific plan, type of benefit, target award or level of benefit under any Excluded Benefit Plan. Notwithstanding the foregoing, the compensation and benefits treatment and terms and conditions of employment provided to all non-union Employees shall be at sufficient levels to avoid constructive dismissal.

(3)	Without limiting the generality of Section 5.10(1) or Section 5.10(2):

(a)

With respect to (i) Employees who, as of the Closing Date, are unionized retirees of the Business; and (ii) unionized Employees who retire from the Business on or after the Closing Date, the Purchaser shall be responsible for any and all retiree medical, prescription drug and other health plans to which such retirees are entitled from and after the Measurement Time, if any, and for all liabilities relating to same;

(b)

With respect to the Grandfathered Kamloops Employees, the Purchaser shall be responsible for any and all retiree medical, prescription drug, health, dental or life insurance benefits, if any, to which such Grandfathered Kamloops Employees are entitled as retirees from and after the Measurement Time, and for all liabilities relating to same. For the avoidance of doubt, the Purchaser’s responsibility to provide such retiree benefits to the Grandfathered Kamloops Employees is expressly not limited to the time period specified in Section 5.10(2). Nothing in this Section 5.10(3)(b) shall obligate or require the Purchaser to provide post- retirement employee benefit plans to non-unionized Employees who are not Grandfathered Kamloops Employees; and

(c)

In respect of non-unionized Employees who terminate employment from the Business on or after the Closing Date and who participate in the defined benefit component of the Domtar Pension Plan for Non-Negotiated Employees (the “Domtar DB Pension Plan”):

(i)

The Purchaser shall establish a defined benefit registered pension plan (the “Kruger DB Pension Plan”) for service from and after the Closing Date. The Kruger DB Pension Plan will recognize all periods of continuous and credited service recognized under the Domtar DB Pension Plan for the

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purposes of benefit calculation under the Kruger DB Pension Plan. The benefits payable to any such non-unionized Employee under the Kruger DB Pension Plan will be reduced by an amount equal to the benefits (including pension and ancillary benefits) to which such non-unionized Employee is entitled under the Domtar DB Pension Plan, based on credited service and final average earnings on the Closing Date, and, for the purposes of determining the amount of bridge benefit, continuous service on the Closing Date.

(ii)

The Vendor shall cause the Domtar DB Pension Plan to recognize continuous service with the Business after the Closing Date for the purposes of “growing in” to entitlement to pensions and ancillary benefits (including, for greater certainty, any bridge benefit and early retirement benefit) under the Domtar DB Pension Plan. Notwithstanding the foregoing, subject to compliance with the terms of Section 5.11(2), nothing in this Section 5.11(3)(c) shall require the Purchaser to maintain the Kruger DB Pension Plan indefinitely or to limit the Purchaser’s right and ability, as sponsor of the Kruger DB Pension Plan, to merge, suspend, terminate or amend the Kruger DB Pension Plan in accordance with its terms and conditions, provided that such changes cannot reduce any of the provisions applicable to service rendered before the Closing Date.

(iii)

With respect to calendar year 2022, the Purchaser will limit the member contributions to the Kruger DB Pension Plan to $7,500 minus the member contributions remitted to the Domtar DB Pension Plan in 2022, up to the Closing Date.

(4) For greater clarity, with respect to any non-unionized Employees who retired from the Business prior to the Measurement Time, the Vendor remains responsible for any and all retiree medical, prescription drug, dental and other health benefits, and retiree life insurance, to which such retirees are entitled, and for the liabilities relating to same regardless of when such liability was accrued or when such liability arises or is crystalized.

(5) Without limiting the generality of Section 5.10(2), the Purchaser will, or will cause the Corporation to, take commercially reasonable efforts to (i) cause any Purchaser’s Plans that are medical and prescription drug, dental, life insurance, disability and other health plans to be available immediately, and without any waiting period, to cover each Employee (and his or her eligible dependents) as of the Closing Date to the extent such Employees were eligible for coverage immediately prior to the Measurement Time, (ii) cause any Purchaser’s Plans that are medical and prescription drug, dental, life insurance, disability and other health plans to waive any limitation of coverage of Employees (and their eligible dependents) due to pre-existing conditions to the extent that such Employees were entitled to coverage under the Excluded Benefit plans immediately prior to the Measurement Time, and (iii) cause any Purchaser’s Plans that are pre-retirement medical and prescription drug, dental and other applicable health plans to credit each Employee with all deductible payments and co-payments paid by such Employee under the Excluded Benefit Plans during the year in which the Closing occurs (and for which the Vendor provides reasonable commercial evidence to support such claims) for the purpose of determining the extent to which any such Employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any Purchaser’s Plans that are medical and prescription drug, dental and other applicable health plans for such year.

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(6) Without limiting the foregoing provisions of this Section 5.10(6), periods of employment with the Vendor and the Corporation (including periods of employment with any other employer, to the extent recognized under the Excluded Benefit Plans) credited under the Excluded Benefit Plans will be taken into account for purposes of determining, as applicable, eligibility for participation, eligibility for early retirement and subsidies, distributions and vesting of any Employee under any of the Purchaser’s Plans, retirement plans, pay practices, vacations, and any other arrangement providing benefits based upon seniority.

(7) Effective as of the Closing Date, the Purchaser shall cause the Corporation to participate in or continue to participate in the Pulp and Paper Industry Pension Plan in accordance with the terms of any collective bargaining agreement or other legally binding commitment to any trade union, employee association or similar entity applicable to unionized Employees. For the avoidance of doubt, the Purchaser acknowledges and agrees that, as of the Measurement Time, the Corporation will assume all rights and Obligations (as defined under the Draft Asset Purchase Agreement) of the Vendor in relation to the Pulp and Paper Industry Pension Plan, including as the same relate to unionized retirees and former Employees of the Business who retain an entitlement under the Plan, in each case on and subject to the terms of the Pulp and Paper Industry Pension Plan.

Section 5.11 Wrong Box

If, at any time within six months of the Closing Date, the Vendor or the Purchaser becomes aware that:

(a)

any asset of the Vendor which is exclusively used in the conduct of the Business (other than the Excluded Assets (as defined in the Asset Purchase Agreement) except to the extent such asset is an Excluded Asset solely due to the failure to list such asset on Schedule A to the Asset Purchase Agreement) was not transferred to the Corporation or its Subsidiary pursuant to the Pre-Closing Reorganization; or

(b)	any asset of the Vendor that was transferred to the Corporation or its Subsidiary does not relate to the conduct of the Business or was expressly excluded pursuant to the Pre-Closing Reorganization, the Vendor or the Purchaser, as the case may be, will immediately notify the other Party. If such notice is given, each Party shall, subject always to (i) any such transfer being able to be made lawfully, and (ii) there being no bona fide dispute in relation to the rightful ownership of the asset, as soon as practicable, ensure that such asset (together with any benefit or sum, net of Tax and other out of pocket expenses, accruing to the Vendor, the Corporation or its Subsidiary as applicable) is transferred to or from the Corporation or its Subsidiary, as applicable, as soon as reasonably practical. Each Party shall provide such assistance to the other Party as reasonably required for this purpose.

Section 5.12 Fibre Supply Covenant

(1) In this Section 5.12, the following terms have the following meanings:

(a)

“Commencement Time” means, in respect of one or more Restricted Activities, the time at which the last to occur of such Restricted Activities commences or would commence but for the restrictions in this Section 5.12;

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(b)	“Existing Facility” means each facility or operation that consumes Fibre that forms part of the properties and assets of the Vendor and its Affiliates as of the date of this Agreement;

(c)	“Fibre” means, collectively, saw logs, pulp logs and residual chips;

(d)

“Fibre-Consuming Facility” means each facility or operation in the Thompson- Okanagan Region that consumes Fibre other than any Existing Facility and, for greater certainty, does not include any facility or operation located anywhere other than in the Thompson-Okanagan Region;

(e)

“Permanent Capacity Reduction” means a reduction in the amount of Fibre that a Fibre-Consuming Facility is capable of consuming that is reasonably expected to endure for twenty-four (24) months or longer;

(f)

“Subject Wood Fibre” means, in respect of any Commencement Time, the amount of Fibre volume produced in the Thompson-Okanagan Region that is consumed by the Kamloops Pulp Mill in the twelve (12) full calendar months immediately preceding such Commencement Time; and

(g)	“Thompson-Okanagan Region” means the Thompson-Okanagan natural resource region as set out in the map attached as Schedule 5.12 of the Disclosure Letter.

(2) For a period of fifteen (15) years commencing on the Closing Date (the “Reference Period”), the Vendor shall not, and shall not permit any of its Affiliates to, directly or indirectly, acquire, construct, operate or otherwise have any economic interest (each a “Facility Interest”) in any Fibre-Consuming Facility (each a “Restricted Activity”), where such Fibre-Consuming Facility, alone or together with one or more other Fibre-Consuming Facilities in which the Vendor or any of its Affiliates has a Facility Interest, consumes or is capable of consuming (excluding any Permanent Capacity Reduction for such Fibre- Consuming Facility) on an annual basis an amount of Fibre in the Thompson-Okanagan Region that is equal to 15% or more of the Subject Wood Fibre as of the applicable Commencement Time, provided that the foregoing shall not apply to a Restricted Activity that the Vendor or its Affiliates can reasonably demonstrate throughout the Reference Period does not result in a diversion to the Vendor or any of its Affiliates of Fibre from the applicable Fibre-Consuming Facility that was commercially available to persons other than the Vendor and its Affiliates prior to such Restricted Activity; provided that in no case shall the Vendor or any of its Affiliates be:

(a)	required to breach or restrict a term of any agreement or arrangement for the purchase, trade, exchange, acquisition or supply of Fibre by or to the Vendor or an Affiliate (a “Fibre Contract”);

(b)

prevented from acquiring Fibre anywhere, including in the Thompson-Okanagan Region, (i) in the absence of a Restricted Activity, or (ii) when none of the Vendor and its Affiliates have a Facility Interest in a Fibre-Consuming Facility resulting from a Restricted Activity such that, in either case, the prevention shall apply only to the extent set out above in subsection (2); or

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(c)	required to disclose to the Purchaser the existence or terms of any Fibre Contract.

Upon request of one Party, the other Party shall, within fifteen (15) Business Days, make such information available to an accounting firm of recognized national standing in Canada as agreed between the Parties, which is not the auditor of any of the Parties to verify compliance with this Section 5.12.

For certainty, being or becoming a party to a Fibre Contract shall not, in itself, constitute a Restricted Activity.

(3) The Vendor acknowledges that the restrictions contained in this Section 5.12 are reasonable and necessary to protect the legitimate interests of the Purchaser and constitute a material inducement to the Purchaser to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 5.12 should ever be adjudicated to exceed the time, geographic, product or other limitations permitted by Applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or other limitations permitted by Applicable Law. The covenants contained in this Section 5.12 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

(4) The Parties intend that the conditions set forth in section 56.4(7) of the Tax Act have been satisfied such that section 56.4(5) of the Tax Act applies to any “restrictive covenants” (as defined in section 56.4(1) of the Tax Act) granted by the Vendor in this Section 5.12. Accordingly, the Parties acknowledge and agree that: (a) no proceeds shall be received or receivable by the Vendor for granting the restrictive covenants in this Section 5.12 for purposes of section 56.4(7)(d) of the Tax Act; and (b) the restrictive covenants in this Section 5.12 re integral to this Agreement and have been granted to maintain or preserve the fair market value of the Purchased Shares.

Section 5.13 Guarantee

(1) The Purchaser Guarantor hereby irrevocably and unconditionally guarantees to the Vendor the prompt and full discharge by the Purchaser of all of its covenants, agreements, obligations, liabilities, indebtedness and other obligations under this Agreement, including the due and punctual payment of all amounts that are or may become due and payable by the Purchaser hereunder (which, for greater certainty, shall include the Closing Date Payment) (the “Purchaser Obligations”) when and as the same shall become due and payable in accordance with the terms hereof and the Vendor shall be entitled to enforce any and all its rights hereunder directly against the Purchaser Guarantor and the liability and obligations of the Purchaser Guarantor hereunder shall be joint and several with the liability and obligations of

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the Purchaser hereunder. This Section 5.13 shall not be deemed to enlarge any obligations of the Purchaser hereunder, and all obligations of the Purchaser Guarantor under this Section 5.13 shall be limited in time and scope and in any other manner as Purchaser’s obligations under this Agreement are limited by the terms of this Agreement. In no event shall the Vendor or its Affiliates be entitled to double recovery under the guarantee set forth in this Section 5.13.

(2) The obligation of the Purchaser Guarantor to guarantee the Purchaser Obligations will not be limited or reduced as a result of the termination, invalidity or unenforceability of any right of the Vendor against the Purchaser due to any incapacity, disability or lack or limitation of status or of the power of the Purchaser or as a result of bankruptcy, insolvency or similar proceeding involving the Purchaser.

(3) The Purchaser Guarantor will, at all times until and including the Closing, own, directly or indirectly, all of the limited partnership and general partnership interests in the Purchaser and will not assign, transfer or otherwise dispose of any or all of its interests in the Purchaser.

Section 5.14 Real Property Covenants

(1) In connection with the Pre-Closing Reorganization, the Vendor and the Corporation will grant to each other a non-exclusive blanket easement (the “Access Easement”) which shall be registered over certain of the Real Properties and the Retained Lands as necessary in order to permit access to Mission Flats Road and the Trans-Canada Highway from the Real Properties and the Retained Lands on such terms and conditions as agreed to between the Vendor and the Purchaser, acting reasonably, including with respect to insurance, maintenance, usage restrictions and liability indemnification. The Access Easement shall include a covenant whereby the parties to the Access Easement agree to modify or replace the Access Easement with a new registered easement, as required, in order to permit the relocation of the road, a public road dedication, or the development of the Real Properties or the Retained Lands; provided, however, that the parties to the Access Easement shall retain substantially the same access rights as those set out in the Access Easement.

(2) If the Vendor is unable to convey PID 014-399-326 (Parcel 21) (“Parcel 21”) to the Corporation at the time of the Pre-Closing Reorganization, the Vendor will (a) grant the Corporation a license to occupy Parcel 21 until such time as the Vendor can convey Parcel 21 to the Corporation (the “LOC”), effective at the Closing, (b) will use commercially reasonable efforts to convey Parcel 21 to the Corporation as soon as possible after Closing at the Vendor’s sole cost; provided however, the Vendor will, at Purchaser’s request, use commercially reasonable efforts to (i) subdivide Parcel 21 to facilitate the conveyance to or at the direction of the Purchaser of that portion of Parcel 21 on which the gravel pit to which Sand and Gravel Permit No. G-4-181 relates is situated, and (ii) register on title the LOC with respect to that portion of Parcel 21 that cannot be conveyed to or at the direction of the Purchaser, both at the Vendor’s sole cost.

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Section 5.15 Princeton Litigation.

In connection with the Princeton Litigation (as defined in Schedule B to the Asset Purchase Agreement), the Purchaser will use commercially reasonable efforts following the Closing to:

(a)

provide the Vendor reasonable access to the records and documents, to the extent such records and documents are in the possession of the Corporations or it Affiliates, and will make available at the Vendor’s sole cost such personnel of the Kamloops Pulp Mill, to the extent such personnel are employees of the Corporation or its Affiliates, which are relevant to the Princeton Litigation, in each case at the Vendor’s reasonable request; and

(b)

upon request of the Vendor, sell sawdust and chip screen fines at the then-current price paid by the Kamloops Pulp Mill, as available, to the Vendor in order for the Vendor to satisfy any final arbitration award pursuant to the Princeton Litigation.

Section 5.16 BC Hydro Parent Guarantee

If Vendor has not received on or prior to Closing written evidence that (i) the Amended and Restated Guarantee from Domtar Corporation in favour of BC Hydro dated March 15, 2021, a copy of which has been provided to the Purchaser (“BC Hydro Parent Guarantee”), has been terminated or (ii) Domtar Corporation’s obligations thereunder have been assumed by the Purchaser or one or more of the Purchaser’s Affiliates, such that from and after the Closing Date Domtar Corporation shall be released from any obligations and liabilities arising under the BC Hydro Parent Guarantee (in either case, a “BC Hydro Parent Guarantee Termination”), then following the Closing the Purchaser will use its commercially reasonable efforts to obtain a BC Hydro Parent Guarantee Termination.

ARTICLE 6 – CONDITIONS

Section 6.1 Conditions Precedent in Favour of Purchaser

(1) The obligations of the Purchaser under this Agreement are subject to the conditions set out in this Section 6.1, which are for the exclusive benefit of the Purchaser and all or any of which may be waived, in whole or in part, by the Purchaser in its sole discretion by written notice given to the Vendor. The Vendor will take all actions, steps and proceedings as are reasonably within its control to cause each of such conditions to be fulfilled or performed at or before the time specified for Closing.

(2) Truth of Representation and Warranties. All representations and warranties of the Vendor contained in this Agreement will be true in all material respects, except for representations and warranties that contain a materiality qualification which will be true in all respects, as of the Closing Date, except for representations and warranties given as of a particular date which will be true in all material respects as of such date, with the same effect as though made on and as of that date (except to the extent that any representation or warranty is affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement, or otherwise consented to in writing by the Purchaser and except to the extent that any representation or warranty is affected by the Purchaser electing the Closing Date pursuant to the last sentence of Section 1.1(20).

(3) Vendor’s Obligations. The Vendor will have performed each of its obligations under this Agreement to the extent required to be performed on or before the Closing Date except to the extent that any obligation is affected by the Purchaser electing the Closing Date pursuant to the last sentence of Section 1.1(20)).

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(4)	Corporate Certificates. The Vendor will have delivered to the Purchaser:

(a)	certificates of status for each of the Vendor, the Corporation, and its Subsidiary issued by the appropriate Governmental Authority in its jurisdiction of incorporation;

(b)

certified copies of (i) the articles and by-laws of each of the Vendor, the Corporation, and its Subsidiary; (ii) all resolutions of shareholders and directors of each of the Vendor and the Corporation approving the entering into of this Agreement and the completion of the Purchase; and (iii) a list of directors and officers of each of the Vendor and the Corporation authorized to sign this Agreement and any other documents required to be delivered hereunder; and

(c)

a certificate signed by an officer of the Vendor addressed to the Purchaser dated the Closing Date confirming that the conditions described in Section 6.1(2) and Section 6.1(3) have been performed, satisfied or complied with as of the Closing Date.

(5) Pre-Closing Reorganization. On or before the Closing Date, the Vendor will have completed the Pre-Closing Reorganization in accordance with the terms of the Draft Asset Purchase Agreement and will have delivered to the Purchaser copies of such agreements, instruments and other documents executed by the Vendor, the Corporation and its Subsidiary in connection with the Pre-Closing Reorganization.

(6) Commissioner Approval. On or before the Closing Date, Paper Excellence will have received the Commissioner Approval and such approval will not have been withdrawn.

(7) Competition Act Approval. On or before the Closing Date, the Purchaser will have received Competition Act Approval and such approval will not have been withdrawn.

(8) Required Consents. The Required Consents shall have been obtained.

(9) Adverse Proceedings. No action or proceeding will be pending or threatened which could reasonably be expected to enjoin, impair or prohibit the completion of the Purchase or which could prevent or materially adversely impair the operation of the Business after the Closing Date in substantially the same manner as it was operated before the Closing Date.

(10) Material Adverse Change. No damage to or destruction of a material part of the property, plant or equipment of the Corporation or its Subsidiary will have occurred and no material adverse change will have occurred in the operations, condition or affairs of the Business, financial or other, except changes in the Ordinary Course of Business, and except to the extent resulting from (i) changes in general local, domestic, foreign, or international economic conditions, (ii) changes affecting generally the industries or markets in which the Business operates, (iii) acts of war, sabotage or terrorism, military actions or the escalation thereof, (iv) any changes in Applicable Law or accounting rules or principles, including changes in GAAP, (v) any other action required by this Agreement, or (vi) the announcement of the Purchase in accordance with this Agreement.

(11) Corporate Action. All appropriate action of the directors, shareholders and officers of the Corporation will have been taken to transfer the Purchased Shares to the Purchaser.

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(12) Releases and Discharges. The Vendor will have delivered to the Purchaser copies of all duly executed releases, discharges, “no interest” letters or other documents , as applicable, as described on Schedule 6.1(12) of the Disclosure Letter.

(13) Resignation of Directors and Officers. Resignations of all directors and officers of the Corporation and its Subsidiary specified by the Purchaser will resign effective at Closing.

(14) Share Certificate. The Vendor will have delivered to the Purchaser a share certificate representing the Purchased Shares in the name of the Purchaser.

(15) Swap Agreement. The Vendor will have delivered to the Purchaser the memorandum of understanding in respect of the Swap Agreement duly executed by the Vendor.

(16) Termination of Confidentiality Agreement. The Vendor will have delivered to the Purchaser a duly executed termination of the Confidentiality Agreement by the Vendor.

(17) Right of First Refusal. The Vendor will have delivered to the Purchaser the duly executed Right of First Refusal Documentation.

Section 6.2 Conditions Precedent in Favour of Vendor

(1) The obligations of the Vendor under this Agreement are subject to the conditions set out in this Section 6.2 which are for the exclusive benefit of the Vendor and all or any of which may be waived, in whole or in part, by the Vendor in its sole discretion by notice given to the Purchaser. The Purchaser will take all actions, steps and proceedings as are reasonably within its control to cause each of such conditions to be performed at or before the time specified for Closing.

(2) Truth of Representations and Warranties. All representations and warranties of the Purchaser contained in this Agreement will be true in all respects as of the Closing Date with the same effect as though made on and as of that date (except to the extent that any representation or warranty is affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement, or otherwise consented to in writing by the Vendor).

(3) Purchaser’s Obligations. The Purchaser will have performed each of its obligations under this Agreement to the extent required to be performed on or before the Closing Date.

(4) Purchaser’s Certificates. The Purchaser will have delivered to the Vendor:

(a)	A certificate of status for the Purchaser issued by the appropriate Governmental Authority in its jurisdiction of formation;

(b)

certified copies of (i) the Purchaser’s constating documents; (ii) all resolutions of its general partner and the directors of its general partner, as applicable, approving the entering into of this Agreement and the completion of the Purchase; and (iii) a list of directors and officers authorized to sign this Agreement and any other documents required to be delivered hereunder; and

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(c)

a certificate signed by an officer of the Purchaser addressed to the Vendor dated the Closing Date confirming that the conditions described in Section 6.2(2) and Section 6.2(3) have been performed, satisfied or complied with as of the Closing Date.

(5) Pre-Closing Reorganization. On or before the Closing Date, the Vendor will have completed the Pre-Closing Reorganization.

(6) Commissioner Approval. On or before the Closing Date, Paper Excellence will have received the Commissioner Approval and such approval will not have been withdrawn.

(7) Competition Act Approval. On or before the Closing Date, the Purchaser will have received Competition Act Approval and such approval will not have been withdrawn.

(8) Corporate Action. All appropriate action of the directors, shareholders and officers of the Purchaser for the completion of the Purchase will have been taken.

(9) Adverse Proceedings. No action or proceeding will be pending or threatened which could reasonably be expected to enjoin, impair or prohibit the completion of the Purchase or which could prevent or materially adversely impair the operation of the Business after the Closing Date in substantially the same manner as it was operated before the Closing Date.

(10) Letters of Credit. The Purchaser will have delivered to the Vendor the Letters of Credit.

(11) Release of Directors and Officers. The Corporation and the Subsidiary will release their directors and officers from any and all possible claims against them arising from any act, matter or thing arising at or prior to Closing.

(12) Swap Agreement. The Purchaser will have delivered to the Vendor memorandum of understanding in respect of the the Swap Agreement duly executed by the Purchaser.

(13) BC Hydro Parent Guarantee. The Vendor shall have received either (i) written evidence acceptable to the Vendor, acting reasonably, of a BC Hydro Parent Guarantee Termination (as defined in Section 5.16) or (ii) a guarantee and indemnity, in form acceptable to the Vendor, acting reasonably, pursuant to which Purchaser shall guarantee the obligations of Domtar Corporation under the BC Hydro Parent Guarantee (as defined in Section 5.16) until a BC Hydro Parent Guarantee Termination is obtained, and shall indemnify and hold Domtar Corporation harmless for any Damages suffered by Domtar Corporation pursuant or in relation to the BC Hydro Parent Guarantee to the extent arising as a result of the Closing occurring prior to the obtaining of a BC Hydro Parent Guarantee Termination.

(14) Right of First Refusal. The Purchaser will have delivered to the Vendor duly executed Right of First Refusal Documentation.

Section 6.3 Waiver of Condition

The Purchaser, in the case of a condition set out in Section 6.1, and the Vendor, in the case of a condition set out in Section 6.2, will have the exclusive right to waive the performance or compliance of such condition in whole or in part and on such terms as may be agreed upon without prejudice to any of its rights in the event of non-performance of or non-compliance with

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any other condition in whole or in part. Any such waiver will not constitute a waiver of any other conditions in favour of the waiving Party. Such waiving Party will retain the right to complete the purchase and sale of the Purchased Shares herein contemplated but will not have the right to sue the other Party in respect of any breach of the other Party’s covenants, obligations or any inaccuracy or misrepresentation in a representation or warranty of the other Party which gave rise to the non-performance of or non-compliance with the condition so waived.

ARTICLE 7 – SURVIVAL AND INDEMNIFICATION

Section 7.1 Survival

All provisions contained in this Agreement and any other agreement, certificate or instrument executed and delivered hereunder, other than the conditions in Article 6, will not merge on Closing but will survive the execution, delivery and performance of this Agreement, Closing and the execution and delivery of any transfer documents or other documents of title to the Purchased Shares, and all other agreements, certificates and instruments executed and delivered hereunder and the payment of the consideration for the Purchased Shares.

Section 7.2 Indemnity by the Vendor

Subject to the limitations set out in this Article 7, the Vendor will indemnify the Purchaser’s Indemnified Parties and save them fully harmless against, and will reimburse them for, any Damages arising from, in connection with or related in any manner whatever to:

(a)

any incorrectness in or breach of any representation or warranty of the Vendor contained in this Agreement, except for any such breach of Vendor’s representation or warranty to the extent resulting from the Purchaser electing the Closing Date pursuant to the last sentence of Section 1.1(20);

(b)

any breach or any non-fulfilment of any covenant or agreement on the part of the Vendor contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement, except for any such breach or non-fulfillment of Vendor’s covenant or agreement to the extent resulting from the Purchaser electing the Closing Date pursuant to the last sentence of Section 1.1(20);

(c)	the Vendor’s Taxes;

(d)	a Recognized Environmental Condition;

(e)

the Pre-Closing Gravel Pit Use, regardless of when such Damages were accrued or when such Damages arise or are crystalized, but excluding any portion of such Damages attributable to any use from and after the Closing by, or at the direction of, the Corporation or the Purchaser; and

(f)

(i) any loss of revenue due to loss of capacity as a direct consequence of the Black Liquor Tank Failure or the repair effected pursuant to Section 2.8, or (ii) the amount by which the actual cost to repair the Black Liquor Tank Failure exceeds the Black Liquor Tank Adjustment to the extent that the increase in actual cost results from the cost of stainless steel exceeding the estimate for such costs in the Black Liquor Tank Appropriation Request.

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Section 7.3 Indemnity by the Purchaser

Subject to the limitations set out in this Article 7, the Purchaser will indemnify the Vendor’s Indemnified Parties and save them fully harmless against, and will reimburse them for, any Damages arising from, in connection with or related in any manner whatever to:

(a)	any incorrectness in or breach of any representation or warranty of the Purchaser contained in this Agreement;

(b)

any breach or non-fulfilment of any covenant or agreement on the part of the Purchaser contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement;

(c)	the Purchaser’s Taxes; and

(d)	the Purchaser electing the Closing Date pursuant to the last sentence of Section 1.1(20).

Section 7.4 Monetary Limitations and R&W Insurance

(1) No claim for indemnification may be made by the Purchaser’s Indemnified Parties against the Vendor under Section 7.2(a) unless the aggregate amount of all indemnifiable Damages in one or more claims collectively exceeds $2,250,000, or $1,500,000 after the Retention Dropdown Date (as defined in the R&W Insurance Property) (such amount being the “Deductible”).

(2) The maximum aggregate liability of the Vendor pursuant to:

(a)	Section 7.2(a) will not exceed the Deductible;

(b)	Section 7.2(b) will not exceed 25% of the Purchase Price;

(c)	subject to Section 7.4(7), Section 7.2(d) will not exceed 25% of the Purchase Price; and

(d)	Section 7.2(e) will not exceed CAD$1,000,000 in respect of any fines or penalties assessed by any Governmental Authority in respect of Sand and Gravel Permit No. G-4-181,

in each case other than in the case of fraud or fraudulent misrepresentation by the Vendor.

(3) The Purchaser acknowledges and agrees, on its own behalf and on behalf of the Purchasers’ Indemnified Parties, that subject to the provisions of this Article 7, the sole recourse of the Purchasers’ Indemnified Parties for any Damages, other than (a) Damages, subject to the limitations in Section 7.4(2), pursuant to Section 7.2(b), Section 7.2(c), Section 7.2(d), Section 7.2(e) or Section 7.2(f), or (b) in the case of fraud or fraudulent

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misrepresentation by the Vendor, that any of them is or may become entitled to recover from the Vendor, will be limited to the right of the Purchasers’ Indemnified Parties to recover such Damages up to the amount of the Deductible, and that the Purchasers’ Indemnified Parties will have no other recourse against, or right to recover any such Damages from, any other property or assets of the Vendor. Nothing in this Article 7 will limit or restrict any right that the Purchasers’ Indemnified Parties may have to recover Damages under the R&W Insurance Policy.

(4) The Purchaser acknowledges and agrees for itself and the Purchasers’ Indemnified Parties that the only recourse of the Purchasers’ Indemnified Parties at any time for Damages of any kind whatsoever in excess of the Deductible, other than (a) Damages pursuant to Section 7.2(b), Section 7.2(c), Section 7.2(d), Section 7.2(e) or Section 7.2(f), or (b) in the case of fraud or fraudulent misrepresentation by the Vendor, will be to file a claim under the R&W Insurance Policy.

(5) No claims for indemnification may be made by the Vendor’s Indemnified Parties against the Purchaser under Section 7.3(a) unless the accumulated aggregate amount of all such Damages for which the Purchaser is liable to indemnify under Section 7.3(a) exceeds $2,250,000, in which event the accumulated aggregate amount of all Damages may be recovered from the Purchaser.

(6) The maximum aggregate liability of the Purchaser for Damages under Section 7.3(a) and Section 7.3(b) will not exceed 25% of the Purchase Price.

(7) With respect to any claims for indemnification in respect of Section 7.2(d), to the extent the related Damages result from the Purchaser conducting invasive investigations, sampling or monitoring of the Real Properties from and after Closing except

(a)	as required by Applicable Law,

(b)	as required by an order of a court of competent jurisdiction or otherwise in response to a Recognized Environmental Condition, or

(c)

as a result of a Person, who is dealing at arm’s length with the Purchaser and who has signed a letter of intent to purchase at least a controlling interest in the Business (either through assets or shares), conducting testing, the maximum aggregate liability of the Vendor pursuant to Section 7.2(d) in respect of all such related Damages will not exceed 5% of the Purchase Price.

(8) For purposes of this Article 7, any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality, material adverse effect or other similar qualification contained in or otherwise applicable to such representation or warranty.

Section 7.5 Notice of Claim

(1) If an Indemnified Party becomes aware of any act, omission or state of facts that may give rise to Damages in respect of which a right of indemnification is provided for under this Article 7, the Indemnified Party will promptly give written notice thereof (a “Notice of Claim”) to the Indemnifying Party. Such notice will specify whether the potential Damages arise as a result of a claim by a Person against the Indemnified Party (a “Third Party Claim”) or whether the potential Damages do not so arise (a “Direct Claim”), and will also specify with reasonable particularity (to the extent that the information is available):

(a)	the factual basis for the Direct Claim or Third Party Claim, as the case may be; and

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(b)	the amount of the potential Damages arising from the Direct Claim or Third Party Claim, as the case may be, if known.

(2) If, through the fault of the Indemnified Party, the Indemnifying Party does not receive a Notice of Claim in time effectively to contest the determination of any liability susceptible of being contested or to assert a right to recover an amount under applicable insurance coverage, then the liability of the Indemnifying Party to the Indemnified Party under this Article 7 will be reduced to the extent that Damages are incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give such notice on a timely basis. Nothing in this Section 7.5 will be construed to affect the time within which a Notice of Claim must be delivered pursuant to Section 7.6(1) and Section 7.6(2) in order to permit recovery pursuant to Section 7.2(a) or Section 7.3(a), as the case may be.

Section 7.6 Time Limits for Notice of Claim for Breach of Representations and Warranties

(1) Notice by the Purchaser. No Damages may be recovered from the Vendor pursuant to Section 7.2(a), Section 7.2(d), or Section 7.2(e) unless a Notice of Claim is delivered by a Purchaser’s Indemnified Party on or before the following dates:

(a)

with respect to the representations and warranties in Section 3.1, Section 3.2(1), Section 3.3(1), Section 3.6(1) and Section 3.12(3), on or before a date that is five (5) years after the Closing Date;

(b)

with respect to the representations and warranties in Section 3.5 at any time on or before the date that is 90 days after the expiration of the last of the applicable limitation periods contained in the Tax Act or any other Applicable Law with respect to the Damages in question (such period shall not include any period extended by any agreement, waiver or arrangement with any Governmental Authority);

(c)	with respect to the representations and warranties in Section 3.7 and pursuant to Section 7.2(d), on or before a date that is ten (10) years after the Closing Date;

(d)	with respect to Section 7.2(e), on or before the date that is five (5) years after the Closing Date;

(e)	with respect to Section 7.2(f), on or before the date that is six (6) months after the Vendor’s receipt of the Notice of Repair Completion in accordance with Section 2.8; and

(f)	with respect to all other representations and warranties, on or before a date that is 12 months after the Closing Date.

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Unless a Notice of Claim has been given on or before the date set out above with respect to each particular representation and warranty, the Vendor will be released on such date from all obligations in respect of that particular representation and warranty and from the obligation to indemnify the Purchaser’s Indemnified Parties in respect thereof pursuant to Section 7.2(a).

(2) Notice by the Vendor. No Damages may be recovered from the Purchaser pursuant to Section 7.3(a) and Section 7.3(c) unless a Notice of Claim is delivered by a Vendor’s Indemnified Party on or before the following dates:

(a)	with respect to the representations and warranties in Section 4.1, Section 4.2, Section 4.3, Section 4.4 and Section 4.7, on or before a date that is five (5) years after the Closing Date;

(b)

at any time on or before the date that is 90 days after the expiration of the last of the applicable limitation periods contained in the Tax Act or any other Applicable Law with respect to the Damages in question (such period shall not include any period extended by any agreement, waiver or arrangement with any Governmental Authority); and

(c)	with respect to all other representations and warranties, on or before a date that is 12 months after the Closing Date.

Unless a Notice of Claim has been given on or before the date set out above with respect to each particular representation and warranty, the Purchaser will be released on such date from all obligations in respect of that particular representation and warranty and from the obligation to indemnify the Vendor’s Indemnified Parties in respect thereof pursuant to Section 7.3(a).

(3) Waiver of Potential Defence. If the date by which a Notice of Claim must be given as set out in (1) or (2) in respect of a particular representation and warranty has passed, an Indemnified Party that might otherwise have been entitled to indemnification had such date not passed will not be entitled to assert a right to give a Notice of Claim on the basis that it did not know and could not reasonably have known of the existence of the breach of that representation and warranty, or of any other element necessary to make a claim for Damages in respect thereof prior to such date.

Section 7.7 Notice of and the Defence of Third Party Claims

With respect to a Third Party Claim, the Indemnifying Party will have the right to participate in or, by giving notice to that effect to the Indemnified Party not later than 30 days after receipt of the Notice of Claim with respect to such Third Party Claim and subject to the rights of any insurer or other third party having potential liability for such Third Party Claim, to elect to assume the defence of such Third Party Claim at the Indemnifying Party’s own expense and by the Indemnifying Party’s own counsel. If the Indemnifying Party assumes the defence the Indemnified Party will have the right to participate in the defence of any Third Party Claim assisted by counsel of its own choosing at its own expense. The Indemnified Party will not settle or compromise any Third Party Claim without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld or delayed.

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Section 7.8 Assistance for Third Party Claims

The Indemnifying Party and the Indemnified Party will use reasonable efforts to make available to the party which is undertaking and controlling the defence of any Third Party Claim:

(a)	those employees whose assistance, testimony or presence is necessary to assist such party in evaluating and in defending any Third Party Claim; and

(b)	all documents, records and other materials in the possession of such party reasonably required by such party for its use in defending any Third Party Claim,

and will otherwise co-operate with the party defending such Third Party Claim. The Indemnifying Party will be responsible for all reasonable expenses associated with making such documents, records and materials available and for all reasonable expenses of any employees made available by the Indemnified Party to the Indemnifying Party hereunder.

Section 7.9 Settlement of Third Party Claims

If an Indemnifying Party elects to assume the defence of any Third Party Claim as provided in Section 7.7, the Indemnifying Party will not be liable for any legal expenses subsequently incurred by the Indemnified Party in connection with the defence of such Third Party Claim. However, if the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third Party Claim within 30 days after receiving notice from the Indemnified Party that the Indemnified Party bona fide believes on reasonable grounds that the Indemnifying Party has failed to take such steps, the Indemnified Party may, at its option, elect to assume the defence of and to compromise or settle the Third Party Claim assisted by counsel of its own choosing and the Indemnifying Party will be liable for all reasonable costs and expenses paid or incurred in connection with the defence of such Third Party Claim. Without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld or delayed, the Indemnifying Party will not enter into any compromise or settlement of any Third Party Claim.

Section 7.10 Direct Claims

With respect to a Direct Claim, the Indemnifying Party will have a period of 30 days from receipt of a Notice of Claim in respect thereof within which to investigate and respond to the Indemnified Party in writing to such Direct Claim. The Indemnified Party will make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate its right to be indemnified, together with all other information as may be reasonably requested by the Indemnifying Party. If the Indemnifying Party does not so respond within such period, the Indemnifying Party will be deemed to have rejected such Direct Claim, in which event the Indemnified Party will be free to pursue such remedies as may be available to it.

Section 7.11 Reductions, Subrogation and Mitigation

(1) If the amount of Damages incurred by an Indemnified Party at any time subsequent to the making of an Indemnity Payment is reduced by any net Tax benefit to the Indemnified Party; or any recovery, settlement or otherwise under or pursuant to any insurance coverage; or pursuant to any claim, recovery, settlement or payment by or against any other Person, the amount of such reduction (less any costs, expenses (including Taxes) or premiums incurred in

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connection therewith) will promptly be repaid by the Indemnified Party to the Indemnifying Party. Upon making an Indemnity Payment, and subject to the R&W Insurance Policy, the Indemnifying Party will, to the extent of such Indemnity Payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the Damages to which the Indemnity Payment relates.

(2) An Indemnified Party will take commercially reasonable steps, as required by Applicable Law and as specified in written instructions provided by the Indemnifying Party, within its control to mitigate its Damages upon and after becoming aware of any event which could reasonably be expected to give rise to any Damages.

Section 7.12 Exclusive Remedy

Subject to Section 12.15 and other than with respect to a claim for fraud or fraudulent misrepresentation, the rights of indemnity set forth in this Article 7 and, in the case of the Purchaser, the R&W Insurance Policy are the sole and exclusive remedy of the Parties in respect of any misrepresentation, breach of warranty or breach of covenant by a Party hereunder. Accordingly, subject to Section 12.15 and other than with respect to a claim for fraud or fraudulent misrepresentation, each of the Parties waives, from and after the Closing of the Purchase, any and all rights, remedies and claims that such Party may have against the other, whether at law or under any statute (including but not limited to claims arising under any Environmental Laws, claims for breach of contract, breach of representation and warranty, negligent misrepresentation and all claims for breach of duty), or otherwise, directly or indirectly, relating to the provisions of this Agreement or the transactions contemplated by this Agreement, other than as expressly provided for in this Article 7. Without limiting the generality of the foregoing, any rights of the Insurer under the R&W Insurance Policy, including any rights of subrogation, do not affect, expand or increase any liability or obligation of any Party in connection with the transactions contemplated by this Agreement. The Parties agree that if a claim for indemnification is made by one Party in accordance with Article 7, and there has been a refusal by the other Party to make payment or otherwise provide satisfaction in respect of such claim, then the matter will be dealt with in accordance with Article 11. This Article 7 will remain in full force and effect in all circumstances and will not be terminated by any breach (fundamental, negligent or otherwise) by any Party of its representations, warranties or covenants hereunder or under any documents delivered pursuant hereto or by any termination or rescission of this Agreement by any Party or by the revocation, cancellation or modification of the R&W Insurance Policy or the denial of any claim under the R&W Insurance Policy.

Section 7.13 General Limitations

An Indemnifying Party will have no liability to an Indemnified Party hereunder:

(a)

for any liability that arises as a result of any legislation not in force on the date hereof which takes effect retrospectively or occurs as a consequence of a change in the interpretation of the law after the date hereof;

(b)	in respect of any matter or thing done or omitted to be done by or at the written direction or with the written consent of the Indemnified Party;

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(c)	in respect of more than one representation, warranty or covenant that relates to the same matter or thing and would result in duplication of recovery;

(d)

to the extent that any Damages could reasonably have been minimized or avoided had the Party entitled to be indemnified hereunder exercised reasonable diligence and ordinary care in attempting to minimize or avoid aggravating such Damages;

(e)	to the extent that an express provision or reserve in respect of the matter giving rise to such liability is made in the Closing Financial Statements; and

(f)

to the extent such liability arises or the amount thereof is increased as a result of a change after the Closing Date in the accounting policies or practices of the Corporation or an Indemnified Party.

Section 7.14 Purchase Price Adjustment

Any Indemnity Payment made under this Article 7 will be treated as an adjustment to the Purchase Price for all Tax purposes, except as required by Applicable Law.

ARTICLE 8 – RIGHT OF FIRST REFUSAL

Section 8.1 Notice of Third Party Offer

(1) If at any time on or before the fifth anniversary of the Closing Date, the Vendor receives a bona fide arm’s length offer (a “Third Party Offer”) from an offeror (an “Offeror”) to purchase fee simple title to any of the Retained Lands, which offer the Vendor is ready, willing and able to accept, then, and so often as the same occurs, the Vendor will promptly:

(a)

notify the Purchaser pursuant to a notice in writing (the “Purchase Notice”) that such Third Party Offer has been received by the Vendor, identifying the Retained Lands proposed to be purchased pursuant to the Third Party Offer (the “Subject Retained Lands”) and confirming that the Vendor desires to and is ready, willing and able to accept such Third Party Offer and listing in such Purchase Notice the liens, charges and encumbrances (which will not include financial encumbrances) subject to which the Subject Retained Lands are to be conveyed; and

(a)

deliver to the Purchaser a legible photocopy of such Third Party Offer and any document collateral or incidental thereto, certified by and an officer (without personal liability) on behalf of the Vendor to be true, correct and complete.

Section 8.2 Deemed Offer by the Vendor

The Purchase Notice will be deemed to constitute an offer (the “Offer to Sell”) by the Vendor to sell to the Purchaser the Subject Retained Lands for a price (the “Price”) equal to the purchase price payable pursuant to such Third Party Offer and upon the terms and conditions set forth in such Third Party Offer, as modified by this Agreement or as otherwise modified in writing by the Purchaser and Vendor.

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Section 8.3 Non-Withdrawal and Cooperation by Vendor

The Offer to Sell will not be withdrawn by the Vendor until after the expiration of 5 days following the date that the Purchase Notice is received by the Purchaser (the “Exclusivity Period”), unless prior to the expiration of the Exclusivity Period the Offer to Sell is rejected by the Purchaser in writing. Throughout the Exclusivity Period, the Vendor will fully cooperate with the Purchaser and allow the Purchaser to have access to the Subject Retained Lands to inspect visually the Subject Retained Lands as may be reasonably required by the Purchaser.

Section 8.4 Acceptance by the Purchaser

Upon receipt of the Purchase Notice, the Purchaser will have the exclusive first right and option, exercisable up to but not after the expiration of the Exclusivity Period, to purchase the Subject Retained Lands, by delivering to the Vendor written notice (the “Purchase Acceptance”) that the Purchaser wishes to purchase the Subject Retained Lands for the Price and upon the terms and conditions set forth in such Third Party Offer, or as otherwise modified in writing by the Purchaser and Vendor.

Section 8.5 Binding Contract

Upon receipt by the Vendor of a Purchase Acceptance within the time set out in Section 8.4, a binding contract of purchase and sale of the Subject Retained Lands will be formed between the Purchaser and the Vendor, which contract will be completed in the manner provided in the Third Party Offer as if the Purchaser were the Offeror. Where any term or condition of the Third Party Offer conflicts with any term or condition of this Agreement, this Agreement will prevail.

Section 8.6 Non-Acceptance by the Purchaser

If the Vendor does not receive the Purchase Acceptance within the Exclusivity Period or if the Purchaser rejects the Offer to Sell by a notice in writing to the Vendor during the Exclusivity period, then the Vendor will be entitled to complete the sale of fee simple title to the Subject Retained Lands to the Offeror in accordance with the terms and conditions set forth in the Third Party Offer, provided that if such sale to the Offeror is not so completed, then any subsequent sale of the Subject Retained Lands to any person may only be made if all the requirements of this Article 8 are again complied with and the right of first refusal subject to the Exclusivity Period contained in this Article 8 and the other terms and conditions of this Agreement will survive and continue in full force and effect.

Section 8.7 Condition of Property

The Purchaser agrees to purchase the Subject Retained Lands on a “then as is” condition and acknowledges that the Vendor makes no representations or warranties of any kind whatsoever.

Section 8.8 Completion

The sale of the Subject Retained Lands from the Vendor to the Purchaser will be completed on the date stated for completion pursuant to the Third Party Offer (the “Completion Date”), or if the relevant land title office is not open for business to the public on such day, then on the next day it is open for business, provided however that the Purchaser and Vendor may mutually agree to amend the Completion Date to an earlier or later date in writing.

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Section 8.9 Interpretation

For the purposes of this Article 8, in order to be a bona fide arm’s length offer an offer must be in writing signed by an offeror at arm’s length to the Vendor which includes as a date for completion of the purchase and sale of the Subject Retained Lands a specific date or a date that is determinable from the face of the offer without reference to any other information or occurrence. For the avoidance of doubt, a Person that is under common control with the Vendor is not an arm’s length party and the Right of First Refusal will continue to apply to such Person.

Section 8.10 Registration

At the Closing, the Vendor and the Purchaser agree to cause the registration of a right of first refusal (“Right of First Refusal”), on the terms set forth in this Article 8, on the legal titles to the Retained Lands with the British Columbia land title office. Counsel to the Purchaser will prepare the initial draft of the documentation to register the Right of First Refusal (“Right of First Refusal Documentation”).

ARTICLE 9—CLOSING

Section 9.1 Closing

The Closing will take place virtually by the exchange of executed documents (whether by email, other electronic means or courier), with any required originally-executed documents to be exchanged by the Parties as quickly as possible thereafter. The Closing will be deemed for all purposes to have occurred at the Closing Time.

Section 9.2 Closing Procedures

Subject to the satisfaction or waiver by the relevant Party of the conditions of Closing set out in Article 6, at the completion of the Purchase, the Vendor will deliver to the Purchaser a certificate or certificates representing the Purchased Shares duly endorsed for transfer and the Purchaser will pay the Closing Date Payment in accordance with Section 2.4.

ARTICLE 10 – TERMINATION

Section 10.1 Termination Rights

(1) This Agreement will terminate upon the appointment of the Divestiture Trustee pursuant to Part III of the Consent Agreement.

(2) This Agreement may be terminated by the Vendor or the Purchaser if the Closing does not occur on or before the Outside Date or such later date as the Parties may mutually agree.

(3) This Agreement may be terminated on or prior to the Closing Date:

(a)

by notice given by the Purchaser to the Vendor for failure of a condition under Section 6.1 to be satisfied (other than as a result of the failure of the Purchaser to perform any of its material obligations hereunder) if the Purchaser has not waived such condition at or prior to Closing; or

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(b)

by notice given by the Vendor to the Purchaser for failure of a condition under Section 6.2 to be satisfied (other than as a result of the failure of the Vendor to perform any of its material obligations hereunder) if the Vendor has not waived such condition at or prior to Closing.

Section 10.2 Effect of Termination

(1) Each Party’s right of termination under this Article 10 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. Nothing in this Article 10 limits or affects any other rights or causes of action any Party may have with respect to the representations, warranties, covenants and indemnities in its favour contained in this Agreement. If a Party waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination in the event of non-fulfilment, non- observance or non-performance of any other condition, obligation or covenant in whole or in part.

(2) If this Agreement is terminated pursuant to Section 10.1, all obligations of the Parties under this Agreement will terminate, except that:

(a)	each Party’s obligations under Section 5.5, Section 5.6, Section 5.12, Article 11, Section 12.2 Section 12.5, Section 12.14 and Section 12.14 will survive; and

(b)

if this Agreement is terminated by a Party because of a breach of this Agreement by the other Party or because a condition for the benefit of the terminating Party has not been satisfied because the other Party has breached any of its representations or warranties, or failed to perform any of its obligations or covenants under this Agreement, the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired.

ARTICLE 11 – ARBITRATION

Section 11.1 Scope

Save and except for any Objection regarding the Closing Statements which will be handled in accordance with Section 2.6, any and all disputes arising out of or in connection with the Agreement will be finally settled under the Rules of Arbitration of the International Chamber of Commerce by three (3) arbitrators appointed in accordance with the said Rules. The place of arbitration will be Vancouver, British Columbia. The language of arbitration will be English.

Section 11.2 Applicable Law

The laws of the Province of British Columbia will be applicable in regards to all questions of governance and interpretation of this Agreement, as well as all matters in any way relating to the arbitration(s) applicable hereunder.

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ARTICLE 12 – MISCELLANEOUS

Section 12.1 Further Assurances

Each Party will from time to time promptly execute and deliver all further documents and take all further action as a Party may reasonably request to give effect to the provisions and intent of this Agreement and to complete the Purchase.

Section 12.2 Public Announcements

Except as required by Applicable Law, no public announcement or press release concerning the sale and purchase of the Purchased Shares may be made without the prior consent and joint approval of the Parties; provided, however, that in respect of any public announcement, press release or other filing required under Applicable Law, the Party making such disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Parties and reasonable opportunity to review or comment on the announcement, release or filing, and if such prior notice is not permitted under Applicable Law, to give such notice immediately following the making of such announcement, release or filing.

Section 12.3 Notice

Unless otherwise specified, each notice to a Party must be given in writing and delivered personally or by courier, sent by prepaid registered mail (with a copy by electronic mail) to the Party as follows:

If to the Vendor:

Domtar Inc.

395 Blvd de Maisonneuve West

Montreal, QC H3A 1L6

Attention:    Assistant Corporate Secretary

E-mail:        josee.mireault@domtar.com

with a copy to:

McMillan LLP

Royal Centre

#1500—1055 West Georgia Street

Vancouver, BC V6E 4N7

Attention:    François Tougas

E-mail:        francois.tougas@mcmillan.ca

If to the Purchaser or the Purchaser Guarantor:

Kruger Specialty Papers Holding L.P.

3285 Chemin Bedford

Montreal, QC H3S 1G5

Attention:    Legal Department

E-mail:        corporate.secretary@kruger.com

71	SHARE PURCHASE AGREEMENT

With a copy to:

McCarthy Tétrault LLP

Suite 2400, 745 Thurlow Street

Vancouver BC V6E 0C5

Attention:    Sven O. Milelli

E-mail:        smilelli@mccarthy.ca

or to any other address or Person that the Party designates. Any notice, if delivered: (a) personally or by courier, will be deemed to have been given and received on the day it is so delivered and at such address; or (b) by pre-paid registered mail, will be deemed to have been given and received on the fourth Business Day following the date of its mailing.

Section 12.4 Time

For every provision of this Agreement, time is of the essence.

Section 12.5 Governing Law

This Agreement is governed by, and is to be construed and interpreted in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable in the Province of British Columbia.

Section 12.6 Entire Agreement

This Agreement, together with the Disclosure Letter, the Confidentiality Agreement and the Transition Services Agreement, constitutes the entire agreement between the Parties with respect to the subject matter and supersedes all prior agreements, negotiations, discussions, undertakings, representations, warranties and understandings, whether written or oral. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set out in this Agreement. The Parties are not relying on any other information, discussion or understanding in entering into this Agreement and completing the Purchase.

Section 12.7 Amendment

No amendment, supplement, restatement or termination of any provision of this Agreement is binding unless it is in writing and signed by each Person that is a party to this Agreement at the time of the amendment, supplement, restatement or termination.

Section 12.8 Waiver

No waiver of any provision of this Agreement is binding unless it is in writing and signed by all the Parties to this Agreement entitled to grant the waiver. No failure to exercise, indulgence, forbearance or other accommodation, and no delay in exercising, any right or remedy, under this Agreement will be deemed to be a waiver of that right or remedy. No waiver of any breach of any provision of this Agreement will be deemed to be a waiver of any subsequent breach of that provision.

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Section 12.9 Severability

If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect:

(a)	the legality, validity or enforceability of the remaining provisions of this Agreement; or

(b)	the legality, validity or enforceability of that provision in any other jurisdiction.

Section 12.10 Assignment and Enurement

No Party may assign its rights or obligations under this Agreement without the prior written consent of the other Parties. Any purported assignment of rights or delegation of obligations in violation of this Section 12.10 will be null and void, and of no effect. This Agreement enures to the benefit of and binds the Parties and their respective successors and permitted assigns.

Section 12.11 Limitation of Liability of Purchaser’s Financing Sources

The Parties agree that none of the Purchaser’s financing sources will have any liability to any Party, its equity holders or any of its controlled Affiliates or representatives with respect to this Agreement or with respect to any claim or cause of action (whether personal or contractual, in Applicable Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with or relate to (A) this Agreement or the transactions contemplated hereby, (B) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (C) any breach or violation of this Agreement and (D) any failure of the transactions contemplated hereby to be consummated, it being expressly agreed and acknowledged by the Parties that no personal liability or losses whatsoever shall attach to, be imposed on or otherwise be incurred by any such lender, as such, arising under, out of, in connection with or related to the items in the immediately preceding clauses (A) through (D), this Agreement, the Purchaser’s financing sources or the transactions contemplated hereby or in connection with Purchaser’s financing sources; provided that, for the avoidance of doubt, this Section 12.11 does not limit or affect any rights or remedies that the Purchaser Parties may have against the parties to the commitment letters in respect of any of the Purchaser’s financing sources.

Section 12.12 Counterparts Electronic Signatures

This Agreement and other documents to be delivered pursuant to this Agreement may be executed in any number of counterparts, each of which when executed and delivered is an original but all of which taken together constitute one and the same instrument. To evidence its execution of an original counterpart of this Agreement, a Party may send a copy of its original signature on the execution page hereof to the other Party by electronic transmission and such transmissions will constitute effective delivery of an executed copy of this Agreement to the receiving Party for all purposes.

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Section 12.13 Submission to Jurisdiction

Each of the Parties irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia.

Section 12.14 Expenses

Except as otherwise expressly provided in this Agreement, each Party will pay its respective legal, accounting and other professional advisory fees, costs and expenses incurred in connection with the negotiation, preparation and execution of this Agreement (including in respect of the Pre-Closing Reorganization), as well as any other fees, costs and expenses incurred by it, unless otherwise specifically set out in this Agreement.

Section 12.15 Specific Performance and Other Equitable Relief

Each of the Parties acknowledges and agrees that a breach or threatened breach by a Party of any obligation in this Agreement (including, without limitation, Section 5.12) would give rise to irreparable harm to the other Party, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by the a Party of any such obligations, the other Party will, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including specific performance of such obligation, a temporary restraining order, provisional interlocutory and permanent injunctive relief, and any other equitable relief that may be available from a court of competent jurisdiction, and the Parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive relief or other equitable remedies.

Section 12.16 Choice of Language

The Parties confirm that it is their express wish that this Agreement, as well as any other documents relating to this Agreement, including the Disclosure Letter, notices, schedules and authorizations, have been and will be drawn up in the English language only. Les parties aux présentes confirment leur volonté expresse que cette convention, de même que tous les documents s’y rattachant, y compris tous avis, annexes et autorisations s’y rattachant, soient rédigés en langue anglaise seulement.

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74	SHARE PURCHASE AGREEMENT

The Parties have executed this Agreement.

DOMTAR INC.

By:	/s/ Daniel Buron
Name: Daniel Buron
Title: Executive Vice President and CFO

KRUGER KAMLOOPS PULP L.P., BY ITS GENERAL PARTNER, KRUGER KAMLOOPS PULP GP INC.

By:
Name:
Title:

KRUGER SPECIALTY PAPERS HOLDING L.P., BY ITS GENERAL PARTNER, KRUGER SPECIALITY PAPERS GP INC.

By:
Name:
Title:

SHARE PURCHASE AGREEMENT

The Parties have executed this Agreement.

DOMTAR INC.

By:
Name:
Title:

KRUGER KAMLOOPS PULP L.P., BY ITS GENERAL PARTNER, KRUGER KAMLOOPS PULP GP INC.

By:	/s/ David Angel
Name: David Angel
Title: Executive Vice President and Chief Financial Officer

By:	/s/ Vincent Martel
Name: Vincent Martel
Title: Vice President, Finance and Treasurer

KRUGER SPECIALTY PAPERS HOLDING L.P., BY ITS GENERAL PARTNER, KRUGER SPECIALITY PAPERS GP INC.

By:	/s/ David Angel
Name: David Angel
Title: Executive Vice President and Chief Financial Officer

By:	/s/ Vincent Martel
Name: Vincent Martel
Title: Treasurer

SHARE PURCHASE AGREEMENT